WE SEE MINING DIFFERENTLY.

2014 SECOND QUARTER REPORT

SILVER | WHEATON™

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Six Months Ended June 30, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2014 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting  (“IAS 34”).  In addition, the following should be read in conjunction with the 2013 audited consolidated financial statements, the related MD&A and the 2013 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com.  This MD&A contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained on page 37 of this MD&A as well as throughout this document.  All figures are presented in United States dollars unless otherwise noted.  This MD&A has been prepared as of August 13, 2014.

Highlights

Operations

•
Attributable silver equivalent production for the three and six months ended June 30, 2014 of 8.4 million ounces (6.3 million ounces of silver and 31,400 ounces of gold) and 17.4 million ounces (13.2 million ounces of silver and 65,200 ounces of gold), respectively, representing a decrease of 4% during the three month period and an increase of 2% during the six month period as compared to the comparable periods in 2013, with ounces produced for the most recently completed six months representing a record for the Company.

•
Attributable silver equivalent sales volume for the three and six months ended June 30, 2014 of 7.5 million ounces (5.2 million ounces of silver and 34,800 ounces of gold) and 15.6 million ounces (11.5 million ounces of silver and 64,900 ounces of gold), respectively, representing an increase of 4% and 10% over the comparable periods in 2013, with ounces sold for the most recently completed six month period representing a record for the Company.

•
Average realized sale price per silver equivalent ounce sold for the three and six months ended June 30, 2014 of $19.83 ($19.81 per ounce of silver and $1,295 per ounce of gold) and $20.11 ($20.11 per ounce of silver and $1,289 per ounce of gold), representing a decrease of 14% and 24%, respectively, as compared to the comparable periods of 2013.

•
Revenue for the three and six months ended June 30, 2014 of $148.6 million and $313.9 million, respectively, compared with $166.9 million and $372.7 million for the comparable periods in 2013, representing a decrease of 11% and 16%, respectively.

•
Net earnings for the three and six months ended June 30, 2014 of $63.5 million ($0.18 per share) and $143.3 million ($0.40 per share), respectively, compared with $71.1 million ($0.20 per share) and $204.5 million ($0.58 per share) for the comparable periods in 2013, representing a decrease of 11% and 30%, respectively.

•
Operating cash flows for the three and six months ended June 30, 2014 of $102.5 million ($0.29 per share¹) and $217.4 million ($0.61 per share¹), respectively, compared with $125.3 million ($0.35 per share¹) and $290.9 million ($0.82 per share¹) for the comparable periods in 2013, representing a decrease of 18% and 25%, respectively.

•
On August 13, 2014, the Board of Directors declared a dividend in the amount of $0.06 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the previous four quarters operating cash flow.  This dividend is payable to shareholders of record on August 27, 2014 and is expected to be distributed on or about September 5, 2014.

•
Average cash costs² for the three and six months ended June 30, 2014 of $4.72 and $4.64 per silver equivalent ounce, respectively, compared with $4.77 and $4.58 per silver equivalent ounce, respectively, for the comparable periods in 2013.

•
Cash operating margin³ for the three and six months ended June 30, 2014 of $15.11 and $15.47 per silver equivalent ounce, respectively, compared with $18.28 and $21.73 per silver equivalent ounce, respectively, for the comparable periods in 2013.

___________________________________
1 Refer to discussion on non-IFRS measure (i) on page 23 of this MD&A.
2 Refer to discussion on non-IFRS measure (ii) on page 24 of this MD&A.
3 Refer to discussion on non-IFRS measure (iii) on page 25 of this MD&A.

SILVER WHEATON 2014 SECOND QUARTER REPORT [1]

•
As at June 30, 2014, approximately 6.3 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts. This represents a decrease of 0.1 million payable silver equivalent ounces during the three month period ended June 30, 2014.

•
As per Vale S.A.’s second quarter 2014 MD&A, during the second quarter of 2014 the Salobo II expansion was completed, with first production of copper concentrate at Salobo II being achieved on June 5, 2014.  The Salobo II expansion will increase ore throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from 12 Mtpa.

Other

• •
On May 8, 2014, the Company announced that it had implemented a dividend reinvestment plan whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares.   With respect to the dividend that was paid on May 30, 2014, shareholders owning approximately 21% of the outstanding common shares of the Company elected to have their dividends reinvested, generating $5.2 million in proceeds and resulting in the issuance of 262,372 common shares.

Overview

Silver Wheaton Corp. is a mining company which generates its revenue primarily from the sale of silver and gold.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange and trades under the symbol SLW.

To date, the Company has entered into 20 long-term purchase agreements and one early deposit long-term purchase agreement associated with silver and/or gold (“Precious Metal Purchase Agreements”), relating to 24 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment which is fixed by contract, generally at or below the prevailing market price.  Attributable silver and gold as referred to in this MD&A and financial statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.  During the three months ended June 30, 2014, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.15 and $393, respectively.  The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines to which the Precious Metal Purchase Agreements relate and the price of silver and gold realized by Silver Wheaton upon the sale of silver and gold received.

Outlook1

Silver Wheaton is the largest precious metals streaming company in the world.  Based upon its current agreements, forecast 2014 attributable production is approximately 36 million silver equivalent ounces, including 155,000 ounces of gold.  By 2018, annual attributable production is anticipated to increase significantly to approximately 48 million silver equivalent ounces, including 250,000 ounces of gold.  Growth from 2014 to 2018 is driven by the Company’s portfolio of low-cost and long-life assets, including gold streams on Vale S.A.’s (“Vale”) Salobo and Sudbury mines in addition to the silver and gold stream on Hudbay’s Constancia project.

The $139.2 million of cash and cash equivalents as at June 30, 2014 combined with the liquidity provided by the available credit under the undrawn $1 billion Revolving Facility and ongoing operating cashflows, positions the Company well to fund all outstanding commitments as well as providing flexibility to acquire additional accretive precious metal stream interests.

1
Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary.  Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 SECOND QUARTER REPORT [2]

Silver and Gold Interests1

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration ¹	Attributable Production to be Purchased		Term of Agreement	Date of Contract
				Silver	Gold
San Dimas	Primero ²	Mexico	$ 189,799	100% ²	0%	Life of Mine	15-Oct-04
Yauliyacu	Glencore	Peru	$ 285,000	100% ³	0%	20 years	23-Mar-06
Peñasquito	Goldcorp	Mexico	$ 485,000	25%	0%	Life of Mine	24-Jul-07
777	Hudbay	Canada	$ 455,100	100%	100%/50% 4	Life of Mine	8-Aug-12
Salobo	Vale	Brazil	$ 1,330,000 ⁵	0%	25%	Life of Mine	28-Feb-13
Sudbury	Vale	Canada	$ 623,572 ⁶	0%	70%	20 years	28-Feb-13
Barrick			$ 625,000
Pascua-Lama	Barrick	Chile/Argentina		25%	0%	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru		100%	0%	6 years ⁷	8-Sep-09
Pierina	Barrick	Peru		100%	0%	6 years ⁷	8-Sep-09
Veladero	Barrick	Argentina		100% 8	0%	6 years ⁷	8-Sep-09
Other			$ 1,148,833
Los Filos	Goldcorp	Mexico	$ 4,463	100%	0%	25 years	15-Oct-04
Zinkgruvan	Lundin	Sweden	$ 77,866	100%	0%	Life of Mine	8-Dec-04
Stratoni	Eldorado Gold 9	Greece	$ 57,500	100%	0%	Life of Mine	23-Apr-07
Minto	Capstone	Canada	$ 54,805	100%	100% 10	Life of Mine	20-Nov-08
Cozamin	Capstone	Mexico	$ 41,959	100%	0%	10 years	4-Apr-07
Neves-Corvo	Lundin	Portugal	$ 35,350	100%	0%	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$ 2,451	100% ¹¹	0%	50 years	5-Jun-07
Mineral Park	Mercator ¹²	United States	$ 42,000	100%	0%	Life of Mine	17-Mar-08
Campo Morado	Nyrstar NV	Mexico	$ 79,250	75%	0%	Life of Mine	13-May-08
Keno Hill	Alexco	Canada	$ 50,000	25%	0%	Life of Mine	2-Oct-08
Rosemont	Hudbay 13	United States	$ 230,000 13	100%	100%	Life of Mine	10-Feb-10
Loma de La Plata	Pan American	Argentina	$ 43,289 14	12.5%	0%	Life of Mine	n/a 15
Constancia	Hudbay	Peru	$ 429,900 16	100%	50% ¹⁷	Life of Mine	8-Aug-12
Early Deposit
Toroparu	Sandspring	Guyana	$ 148,500 18	0%	10% ¹⁸	Life of Mine	11-Nov-13

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)
Until August 6, 2014, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  After August 6, 2014, Primero will deliver a per annum amount to  Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

3)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.

4)
Silver Wheaton is entitled to acquire 100% of the life of mine gold production from Hudbay’s 777 mine until Hudbay’s Constancia project satisfies a completion test, or the end of 2016, whichever is later.  At that point, Silver Wheaton’s share of gold production from 777 will be reduced to 50% for the life of the mine.

5)
Does not include the contingent payment related to the Salobo mine expansion.  Vale has recently completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million if throughput capacity is expanded to 28 Mtpa by January 1, 2031 up to $400 million if throughput capacity is expanded to 40 Mtpa prior to January 1, 2021.

6)	Comprised of a $570 million upfront cash payment plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65, with a term of 10 years.
7)	Barrick will deliver to Silver Wheaton silver production from the currently producing mines until December 31, 2016.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)	95% owned by Eldorado Gold Corporation.
10)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
11)	As part of an agreement with I'M SGPS dated July 16, 2014, Silver Wheaton agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine.
12)	On August 1, 2014, the previously announced plan of arrangement between Mercator and Intergeo MMC Ltd. to combine and create a new copper focused metals company was terminated.
13)
The upfront consideration is currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine. As of July 29, 2014, Hudbay Minerals Inc. had acquired approximately 96% of the issued and outstanding shares of Augusta Resources Corporation.

14)
Comprised of $10.9 million allocated to the silver interest upon the Company’s acquisition of Silverstone Resources Corp. in addition to a contingent liability of $32.4 million, payable upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

15)	Definitive terms of the agreement to be finalized.
16)	Comprised of $294.9 million which has been paid to date, with a further payment of $135 million to be made once $1.35 billion in capital expenditures has been incurred at Constancia.
17)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
18)
Comprised of $13.5 million paid to date in addition to $135 million to be payable on an installment basis to partially fund construction of the mine.  During the 90 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the early deposit of $11.5 million (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

1
Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 SECOND QUARTER REPORT [3]

San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years.  The Luismin mining operations consisted primarily of the San Dimas and the Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”).  In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine.  The term of the agreement, as it relates to San Dimas, was extended to the life of mine.  During the first four years following the closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning in the fifth year after closing, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.  Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029.  Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

During the three months ended March 31, 2014, Primero achieved the 3.5 million ounce delivery threshold.  Accordingly, Silver Wheaton will receive 50% of the silver produced from San Dimas above such threshold until August 6, 2014.  During the three months ended June 30, 2014, there was approximately 1.5 million ounces produced from San Dimas in excess of the above noted threshold, of which Silver Wheaton received 50%.

As at June 30, 2014, virtually all cumulative payable silver ounces produced at San Dimas have been delivered to the Company, representing a decrease in the number of cumulative payable silver ounces produced but not yet delivered to the Company of approximately 0.1 million payable silver ounces during the three month period ending June 30, 2014.1

As at June 30, 2014, the Company has received approximately 60.2 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of approximately $852 million.  As at December 31, 2013, the San Dimas mine had proven and probable silver reserves of 49.5 million ounces and inferred silver resources of 73.0 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Yauliyacu

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2014, representing the eight year anniversary, was 17.6 million ounces.  During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

Since mid-2009, concentrate shipments from the Yauliyacu mine have been affected by the shut-down of the Doe Run Peru La Oroya smelter, resulting in an inconsistent delivery schedule.  As at June 30, 2014, approximately 1.5 million ounces of cumulative payable silver ounces have been produced at Yauliyacu but not yet delivered to the Company, representing an increase of 0.5 million payable silver ounces during the three month period ending June 30, 2014.1

As at June 30, 2014, the Company has received approximately 20.5 million ounces of silver related to the Yauliyacu mine under the agreement, generating cumulative operating cash flows of approximately $313 million.  As at December 31, 2013, the Company’s share of the Yauliyacu proven and probable silver reserves was 15.3 million ounces, measured and indicated silver resources was 42.2 million ounces and inferred silver resources was 33.5 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2014 SECOND QUARTER REPORT [4]

Peñasquito

On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine.

As stated in Goldcorp’s second quarter 2014 MD&A, initial permits for the Northern Well Field project ("NWF") were received allowing construction to commence, as progress continues on activities to address the additional regulatory requirements related to the interconnection with the existing well field. The NWF is expected to be completed in mid-year 2015.  Goldcorp indicated that contingency plans remain in place for fresh water supply to Peñasquito until the NWF is operational. The studies for the long-term tailings facility continued during the second quarter of 2014, and Goldcorp indicated that three viable options are being evaluated. Additionally, the existing tailings facility life has been extended to 2018.

Goldcorp has indicated that in the second quarter of 2014, Peñasquito’s exploration drilling program continued to focus on defining the copper-gold sulphide rich skarn deposit located below and adjacent to the diatreme ore body. Current exploration activities include drilling to establish the vertical and horizontal size and extent of the skarn deposit.

In addition to exploration, Goldcorp has stated that they are investigating the potential for producing a saleable copper concentrate at Peñasquito (the Concentrate Enrichment Project or “CEP”) as well as assessing the viability of leaching a pyrite concentrate from the zinc flotation tailings (“Pyrite Leach”). Pre-feasibility studies for CEP and Pyrite Leach are advancing and expected to be completed in late 2014 and early 2015, respectively. Successful implementation of one or both of these projects has the potential to significantly improve the overall economics and add to the mineral reserves and resources of Peñasquito through the addition of another saleable product, and to increase gold and silver recoveries, respectively.

As at June 30, 2014, approximately 1.3 million ounces of cumulative payable silver ounces have been produced at Peñasquito but not yet delivered to the Company, representing a decrease of 0.1 million payable silver ounces during the three month period ending June 30, 2014.1

As at June 30, 2014, the Company has received approximately 23.1 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $516 million.  As at December 31, 2013, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 151.3 million ounces, measured and indicated silver resources was 68.1 million ounces and inferred silver resources was 10.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Ejido Land Claims

As per Goldcorp’s second quarter 2014 MD&A, in 2005, prior to construction of the Peñasquito mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land which includes 60% of the mine pit area, the waste rock facility and explosive magazine storage area and is located within the confines of the proposed Peñasquito mine site. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements at the Peñasquito mine and other Mexican mining operations.  In 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido for payment of 2.4 million pesos. Constitutional claims are currently proceeding in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union which have resulted in the suspension of the agrarian court’s ruling, pending resolution of the claims. The Cerro Gordo Ejido has appealed the suspension.  The State of Zacatecas has filed its own constitutional claim against the agrarian court’s ruling and under this claim a suspension of the agrarian court’s ruling has been issued.

Goldcorp also states that federal criminal charges were filed against the agrarian judge who presided at the trial of first instance which started in 2009 and several members of a prior Cerro Gordo Ejido leadership committee who originally approved the land use agreement. The Attorney General has issued an “assurance measure” protecting the status of the disputed lands pending conclusion of the related criminal investigation. With the assurance measure, Minera Peñasquito has sole custody of the disputed lands. Goldcorp has filed with the office of the Secretaría De Desarrollo Agrario Territorial y Urbano ("SEDATU") the required documents to expropriate the disputed lands. In addition, Goldcorp has stated that they intend to continue to employ all legal means at its disposal to ensure continuity of operations and to protect Goldcorp’s mineral concession rights consistent with Mexican law. Goldcorp notes that operations at the Peñasquito mine have not been impacted, however, in the event the suspensions of the agrarian court ruling are revoked or the claims by the Ejido Cedros, Ejido Mazapil and transportation union are ultimately rejected, Ejido Cerro Gordo would, absent any other intervening event, be entitled to possession of the Cerro Gordo lands. Should this occur, Goldcorp states that mine operations would be adversely impacted, with the ultimate resolution of this matter being indeterminable at this time.

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2014 SECOND QUARTER REPORT [5]

Barrick

On September 8, 2009, the Company entered into an agreement with Barrick to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project which is located in Chile and Argentina, as well as 100% of the silver production from its Lagunas Norte mine and Pierina mine, which are both located in Peru, and its Veladero1 mine which is located in Argentina (collectively referred to as the “Barrick mines”) until the end of 2013.

As announced by Barrick, during the fourth quarter of 2013, Barrick decided to temporarily suspend construction activities at Pascua-Lama, except those required for environmental protection and regulatory compliance, and to place the project on care and maintenance.  Barrick has stated that the decision to re-start will depend on improved economics and reduced uncertainty associated with legal and other regulatory requirements, and that remaining development will take place in distinct stages with specific work programs and budgets. During the second quarter of 2014, Barrick signed a Memorandum of Understanding (“MoU”) with a group of 15 Diaguita indigenous communities and associations in Chile’s Huasco province. Barrick had stated that the MoU marks a first step in establishing dialogue and working to build trust with members of this important stakeholder group.

As part of the original agreement, Barrick provided Silver Wheaton with a completion guarantee, requiring Barrick to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015, which was subsequently extended to December 31, 2016.  During 2014 and 2015, Silver Wheaton was to be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. As a result of Barrick’s decision to temporarily suspend construction activities at Pascua-Lama, Silver Wheaton has amended its silver purchase agreement with Barrick.  The amendment entails Silver Wheaton being entitled to 100% of the silver production from Barrick’s Lagunas Norte, Pierina and Veladero mines until the end of 2016 - an extension of one year.  In addition, Silver Wheaton has agreed to extend the completion test deadline an additional year to December 31, 2017.  If the requirements of the completion guarantee have not been satisfied by the revised outside completion date, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to that date.

Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s silver production attributable to Pascua-Lama is expected to average 9 million ounces annually.

As at June 30, 2014, virtually all cumulative payable silver ounces produced at Barrick have been delivered to the Company, consistent with deliveries to March 31, 2014.2

As at June 30, 2014, the Company has received approximately 11.7 million ounces of silver related to the Barrick mines under the agreement, generating cumulative operating cash flows of approximately $271 million.  As at December 31, 2013, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 168.7 million ounces, measured and indicated silver resources was 28.7 million ounces and inferred silver resources was 3.2 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).  In addition, the Company’s estimated share of the proven and probable silver reserves contained in the Lagunas Norte and Veladero mines is 53.2 million ounces.

Update on Matters Relating to Project Development

i.	Pascua-Lama Challenge to SMA Regulatory Sanction

As per Barrick’s second quarter 2014 MD&A, the March 3, 2014 appeal of the decision of the Environmental Court of Santiago, Chile (the “Environmental Court”) by CMN, Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, is currently pending a hearing before the Chilean Supreme Court.

1	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
2	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2014 SECOND QUARTER REPORT [6]

ii.	Pascua-Lama Environmental Damage Claim

         As per Barrick’s second quarter 2014 MD&A, hearings related to the environmental damage claim associated with Pascua–Lama are ongoing.

iii.	Constitutional Protection Actions
   As per Barrick’s second quarter 2014 MD&A, CMN successfully collected payment of its costs in defending the matter from the plaintiff, and as a result the action is now terminated.

777

On August 8, 2012, the Company entered into an agreement with Hudbay Minerals Inc. ("Hudbay") to acquire an amount equal to 100% of the life of mine silver and gold production from its currently producing 777 mine, located in Canada.  Silver Wheaton’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.  Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from 777.  The silver production, sales and related costs associated with this agreement are reflected in this MD&A and financial statements as part of Other mines.

As at June 30, 2014, approximately 0.3 million ounces of cumulative payable silver equivalent ounces (including approximately 4,500 ounces of gold) have been produced at 777 but not yet delivered to the Company, representing a decrease of 0.2 million payable silver equivalent ounces during the three month period ending June 30, 2014.1

As at June 30, 2014, the Company has received approximately 1.1 million ounces of silver and 114,000 ounces of gold related to the 777 mine under the agreement, generating cumulative operating cash flows of approximately $108 million.  As at December 31, 2013, the Company's share of 777's proven and probable reserves was 8.4 million ounces of silver and 450,000 ounces of gold and inferred resources was 0.8 million ounces of silver and 20,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale S.A. (“Vale”) an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.

As per Vale’s second quarter 2014 MD&A, during the second quarter of 2014 the Salobo II expansion was completed, with first production of copper concentrate at Salobo II being achieved on June 5, 2014.  The Salobo II expansion will increase ore throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from 12 Mtpa.  Under the terms of the agreement, if the Salobo mine does not achieve an actual throughput rate of 21.6 Mtpa by December 31, 2016, Silver Wheaton would be entitled to a gross up (a temporary increased percentage of gold production) based on the pro-rata achievement of the target production.  Additionally, if actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million if throughput capacity is expanded to 28 Mtpa by January 1, 2031 up to $400 million if throughput capacity is expanded to 40 Mtpa prior to January 1, 2021.

As at June 30, 2014, approximately 0.3 million ounces of cumulative payable silver equivalent ounces (approximately 4,900 ounces of gold) have been produced at Salobo but not yet delivered to the Company, representing a decrease of 0.3 million payable silver equivalent ounces during the three month period ending June 30, 2014.1

As of June 30, 2014, the Company has received approximately 39,400 ounces of gold related to the Salobo mine under the agreement, generating cumulative operating cash flows of approximately $36 million.  As at December 31, 2013, the Company's 25% share of the Salobo proven and probable gold reserves was 3.4 million ounces, measured and indicated gold resources was 770,000 ounces and inferred gold resources was 370,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the “Sudbury mines”) for a period of 20 years.

1 Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2014 SECOND QUARTER REPORT [7]

As at June 30, 2014, approximately 0.6 million ounces of cumulative payable silver equivalent ounces (approximately 10,200 ounces of gold) have been produced at Sudbury but not yet delivered to the Company, representing a decrease of 0.1 million payable silver equivalent ounces during the three month period ending June 30, 2014.1

As of June 30, 2014, the Company has received approximately 31,000 ounces of gold related to the Sudbury mines under the agreement, generating cumulative operating cash flows of approximately $28 million.  As at December 31, 2013, the Company's 70% share of the Sudbury mines proven and probable gold reserves was 800,000 ounces, measured and indicated gold resources was 250,000 ounces and inferred gold resources was 60,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Other

Other silver and gold interests consist of the following:

i.
As part of the agreement with Goldcorp to acquire silver from the Luismin mining operations, on October 15, 2004, the Company entered into an agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004.  In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp is obligated to deliver to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, which is reflected in this MD&A and financial statements as part of the silver production and sales relating to San Dimas;

ii.
On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine;

iii.
On April 23, 2007, the Company entered into an agreement with European Goldfields Limited, which was acquired by Eldorado Gold Corporation (“Eldorado Gold”) on February 24, 2012, to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece;

iv.
On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”) to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States;

v.
On May 13, 2008, the Company entered into an agreement with Farallon Mining Ltd., which was acquired by Nyrstar NV (“Nyrstar”) on January 5, 2011, to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico;

vi.
On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill silver district in Canada, including the Bellekeno mine;

vii.
On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the “Silverstone Acquisition”).  As part of the Silverstone Acquisition, the Company acquired a precious metal purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced (subject to certain thresholds) from Capstone’s Minto mine in Canada for the life of mine.  The Company is entitled to acquire 100% of all the silver produced and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter;

viii.
As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007;

ix.
As part of the Silverstone Acquisition, the Company acquired an agreement with Lundin to acquire 100% of the silver production from its Neves-Corvo mine in Portugal for a period of 50 years, commencing June 5, 2007;

1 Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2014 SECOND QUARTER REPORT [8]

x.
As part of the Silverstone Acquisition, the Company acquired an agreement with I’M SGPS to acquire 100% of the silver production from its Aljustrel mine in Portugal for a period of 50 years, commencing June 5, 2007;

xi.
As part of the Silverstone Acquisition, the Company acquired an agreement with Aquiline Resources Inc., which was acquired by Pan American Silver Corp. (“Pan American”) on December 22, 2009, to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are to be finalized.  The Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction;

xii.
On February 10, 2010, the Company entered into an agreement with Augusta Resource Corporation (“Augusta”), which as of July 29, 2014, was 96% owned by Hudbay, to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project (“Rosemont”) in the United States.  The Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine;  and

xiii.
On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver production from the Constancia project (“Constancia”) in Peru.  On November 4, 2013, the Company amended its agreement with Hudbay to include the acquisition of an amount equal to 50%1 of the life of mine gold production from Constancia.  Under the amended agreement, Silver Wheaton will pay Hudbay total cash consideration of $429.9 million, of which $294.9 million has been paid as at June 30, 2014, with an additional payment of $135 million to be made once capital expenditures of $1.35 billion has been incurred at Constancia.  Silver Wheaton has the option to make the $135 million payment in either cash or Silver Wheaton shares, with the number of shares to be determined at the time the payment is made2.  If the Constancia processing plant fails to achieve at least 90% of expected throughput and silver recovery by December 31, 2016, Silver Wheaton would be entitled to continued delivery of 100% of the gold production from Hudbay’s 777 mine. If the completion test has not been satisfied by December 31, 2020, Silver Wheaton would be entitled to a proportionate return of the upfront cash consideration relating to Constancia.  In addition, Silver Wheaton would be entitled to additional compensation in respect of the gold stream should there be a delay in achieving completion or mining the Pampacancha deposit beyond the end of 2018. Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from Constancia.

Effective July 1, 2013, Mercator exercised its option to defer delivery of 50% of the required silver deliveries for one year, with all deferred silver to be delivered in equal installments over 18 months after the one year deferral period.  Mercator will compensate Silver Wheaton for any shortfall arising from a decrease in the silver spot price between the time of the original delivery date and the date of actual delivery, including a 12% annualized interest rate.  The amendment also grants Silver Wheaton a right of first refusal on any future precious metals streams relating to the El Creston project.  To June 30, 2014, Mercator has deferred delivery of approximately 189,000 ounces of silver.

As per Mercator’s news release dated August 1, 2014, the proposed business combination between Mercator and Intergeo MMC Ltd (“Intergeo”) has been terminated. As a result of the termination of the arrangement, Mercator has indicated that certain events of default have occurred and are continuing under the credit agreement entered into between Mercator's indirect wholly owned subsidiary, Mineral Park Inc. (“MPI”), and its senior lenders, and under the bridge loan agreement entered into between MPI and Intergeo's controlling shareholder, Daselina Investments Ltd. The MPI lenders have agreed to forebear from exercising their various rights and remedies under the credit agreement, until August 15, 2014.

In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District.  The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2014, and Silver Wheaton buying $5 million of Alexco shares if Alexco completes an offering of $10 million or more to fund the payment to Silver Wheaton.

1	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.

2
If Silver Wheaton shares are used, the agreement provides that the number of common shares will be calculated based on the volume weighted average trading price of the Company for the ten consecutive trading days immediately prior to the date the consideration is payable.

SILVER WHEATON 2014 SECOND QUARTER REPORT [9]

As per Hudbay’s second quarter 2014 MD&A, the Constancia project is approximately 85% complete and remains on track for initial production in the fourth quarter of 2014 and commercial production in the second quarter of 2015. Key milestones have been achieved, including the construction of the power transmission line from Tintaya to Constancia, the placement of first ore on the run of mine pad in July, and the commencement of commissioning activities on the primary crusher and coarse ore stockpile conveying systems.

As at June 30, 2014, approximately 2.1 million ounces of cumulative payable silver equivalent ounces (including approximately 6,400 ounces of gold) have been produced at the Other mines but not yet delivered to the Company, representing an increase of 0.2 million payable silver equivalent ounces during the three month period ending June 30, 2014.1

As at June 30, 2014, the Company has received approximately 44.4 million ounces of silver and 105,000 ounces of gold under these agreements, generating cumulative operating cash flows of approximately $960 million.

As at December 31, 20132, unless otherwise noted, these silver and gold interests had proven and probable reserves of 357.9 million ounces of silver and 760,000 ounces of gold, measured and indicated resources of 425.6 million ounces of silver and 670,000 ounces of gold and inferred resources of 204.0 million ounces of silver and 260,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Early Deposit Gold Interest

On November 11, 2013, the Company entered into a life of mine early deposit precious metal purchase agreement (the “Early Deposit Agreement”) to acquire from Sandspring Resources Ltd. ("Sandspring") an amount of gold equal to 10% of the gold production from its Toroparu project located in the Republic of Guyana, South America.  Silver Wheaton will pay Sandspring total cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million to be payable on an installment basis to partially fund construction of the mine.

Under the Early Deposit Agreement, there will be a 90 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, where Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the early deposit of $11.5 million (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

As at March 31, 2013, the Company's 10% share of the Toroparu proven and probable gold reserves was 410,000 ounces, measured and indicated gold resources was 240,000 ounces and inferred gold resources was 310,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Long-Term Investments

The Company will, from time to time, invest in securities of publicly listed mining companies for strategic purposes.  The Company held the following investments as at June 30, 2014:

	June 30	December 31
(in thousands)	2014	2013
Common shares held	$68,038	$40,801
Warrants held	-	-
	$68,038	$40,801

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

2	Mineral reserves and mineral resources are reported as of December 31, 2013, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 35 of this MD&A.

SILVER WHEATON 2014 SECOND QUARTER REPORT [10]

Common Shares Held

	Jun 30, 2014	Three Months Ended Jun 30, 2014	Six Months Ended Jun 30, 2014	Dec 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Gains Included in OCI		Fair Value
Bear Creek	$ 37,273	$ 15,072	$ 19,065	$ 18,208
Revett	5,446	1,190	1,620	3,827
Sabina	9,534	1,278	1,504	8,030
Other	15,785	1,552	5,047	10,736
	$ 68,038	$ 19,092	$ 27,236	$ 40,801

	Jun 30, 2013	Three Months Ended Jun 30, 2013	Six Months Ended Jun 30, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI
Bear Creek	$ 21,451	$ (14,988)	$ (22,679)
Revett	3,520	(8,243)	(11,304)
Sabina	10,908	(10,865)	(20,256)
Other	12,430	(10,894)	(16,135)
	$ 48,309	$ (44,990)	$ (70,374)

Warrants Held

	Jun 30, 2014	Three Months Ended Jun 30, 2014	Six Months Ended Jun 30, 2014	Dec 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings		Fair Value
Warrants held	$ -	$ -	$ -	$ -

	Jun 30, 2013	Three Months Ended Jun 30, 2013	Six Months Ended Jun 30, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings
Warrants held	$ -	$ (1,364)	$ (2,694)

SILVER WHEATON 2014 SECOND QUARTER REPORT [11]

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Expense (Income).  Warrants that do not have a quoted market price have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

SILVER WHEATON 2014 SECOND QUARTER REPORT [12]

Summary of Ounces Produced and Sold

	2014		2013				2012
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Silver ounces produced ²
San Dimas 3	1,118	1,608	1,979	1,660	1,160	1,743	1,694	1,288
Yauliyacu	658	718	687	639	668	624	616	640
Peñasquito	2,054	2,052	2,047	1,636	1,440	1,093	1,445	1,940
Barrick ⁴	299	301	423	465	556	741	769	617
Other ⁵	2,182	2,185	2,119	2,450	2,586	2,038	2,345	2,251
Total silver ounces produced	6,311	6,864	7,255	6,850	6,410	6,239	6,869	6,736
Gold ounces produced ²
777	11,611	12,785	14,134	18,259	16,986	16,951	19,615	11,824 ⁸
Sudbury	6,086	6,426	7,060	7,341	8,840	9,846	-	-
Salobo	8,486	8,903	10,067	8,061	6,342	4,677	-	-
Other 6	5,185	5,749	9,530	2,894	4,226	5,967	6,785	5,200
Total gold ounces produced	31,368	33,863	40,791	36,555	36,394	37,441	26,400	17,024
Silver equivalent ounces of gold produced 7	2,054	2,121	2,476	2,237	2,269	2,095	1,432	881
Silver equivalent ounces produced 7	8,365	8,985	9,731	9,087	8,679	8,334	8,301	7,617
Silver ounces sold
San Dimas 3	1,194	1,529	2,071	1,560	1,194	1,850	1,629	1,178
Yauliyacu	111	1,097	674	13	559	149	1,097	184
Peñasquito	1,958	1,840	1,412	1,388	1,058	1,459	1,642	1,304
Barrick 4	291	361	397	447	560	753	826	528
Other 5	1,673	1,398	1,510	2,257	1,771	1,741	2,153	1,592
Total silver ounces sold	5,227	6,225	6,064	5,665	5,142	5,952	7,347	4,786
Gold ounces sold
777	13,599	6,294	15,889	16,972	23,483	9,414	28,084	-
Sudbury	6,718	6,878	6,551	6,534	4,184	111	-	-
Salobo	11,902	10,560	6,944	6,490	2,793	720	-	-
Other 6	2,559	6,390	1,840	5,287	3,409	6,698	4,876	6,905
Total gold ounces sold	34,778	30,122	31,224	35,283	33,869	16,943	32,960	6,905
Silver equivalent ounces of gold sold 7	2,267	1,891	1,909	2,163	2,097	971	1,784	357
Silver equivalent ounces sold 7	7,494	8,116	7,973	7,828	7,239	6,923	9,131	5,143
Gold / silver ratio 7	65.2	62.8	61.1	61.3	61.9	57.3	54.1	51.7
Cumulative payable silver equivalent ounces produced but not yet delivered 9	6,250	6,353	6,277	5,492	4,994	4,264	3,478	5,038

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Aljustrel and Campo Morado silver interests.
6)	Comprised of the Minto gold interest.
7)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

8)	Represents production for the period August 8, 2012 to September 30, 2012.
9)	Payable silver equivalent ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.

SILVER WHEATON 2014 SECOND QUARTER REPORT [13]

Quarterly Financial Review

	2014		2013				2012
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total silver ounces sold (000's)	5,227	6,225	6,064	5,665	5,142	5,952	7,347	4,786
Average realized silver price¹	$19.81	$20.36	$21.03	$21.22	$23.12	$29.89	$31.47	$31.16
Silver sales (000's)	$103,540	$126,744	$127,549	$120,255	$118,885	$177,898	$231,226	$149,086
Total gold ounces sold	34,778	30,122	31,224	35,283	33,869	16,943	32,960	6,905
Average realized gold price¹	$1,295	$1,283	$1,277	$1,308	$1,417	$1,645	$1,699	$1,765
Gold sales (000's)	$45,030	$38,635	$39,867	$46,150	$48,005	$27,863	$56,015	$12,187
Total silver equivalent ounces sold (000's) 2	7,494	8,116	7,973	7,828	7,239	6,923	9,131	5,143
Average realized silver equivalent price 1, 2	$19.83	$20.38	$21.00	$21.26	$23.05	$29.72	$31.46	$31.36
Total sales (000's)	$148,570	$165,379	$167,416	$166,405	$166,890	$205,761	$287,241	$161,273
Average cash cost, silver 1, 3	$4.15	$4.12	$4.14	$4.13	$4.14	$4.08	$4.12	$4.04
Average cash cost, gold 1, 3	$393	$381	$394	$386	$391	$362	$386	$303
Average cash cost, silver equivalent 1, 2, 3	$4.72	$4.57	$4.70	$4.73	$4.77	$4.39	$4.70	$4.16
Net earnings (000's)	$63,492	$79,809	$93,900	$77,057	$71,117	$133,421	$177,744	$119,697
Earnings per share
Basic	$0.18	$0.22	$0.26	$0.22	$0.20	$0.38	$0.50	$0.34
Diluted	$0.18	$0.22	$0.26	$0.22	$0.20	$0.37	$0.50	$0.34
Cash flow from operations (000's)	$102,543	$114,832	$124,591	$118,672	$125,258	$165,612	$254,026	$128,651
Cash flow from operations per share 4
Basic	$0.29	$0.32	$0.35	$0.33	$0.35	$0.47	$0.72	$0.36
Diluted	$0.29	$0.32	$0.35	$0.33	$0.35	$0.46	$0.71	$0.36
Dividends
Dividends declared (000's)	$25,035	$25,019 5	$32,165	$35,629	$42,573	$49,646 ⁶	$24,806	$35,388
Dividends declared per share	$0.07	$0.07	$0.09	$0.10	$0.12	$0.14	$0.07	$0.10
Total assets (000's)	$4,521,595	$4,476,865	$4,389,844	$4,398,445	$4,396,012	$4,400,253	$3,189,337	$3,046,564
Total liabilities (000's)	$1,021,391	$1,045,190	$1,023,298	$1,078,137	$1,178,859	$1,174,470	$82,263	$71,076
Total shareholders' equity (000's)	$3,500,204	$3,431,675	$3,366,546	$3,320,308	$3,217,153	$3,225,783	$3,107,074	$2,975,488

1)	Expressed as United States dollars per ounce.
2)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

3)	Refer to discussion on non-IFRS measure (ii) on page 24 of this MD&A.
4)	Refer to discussion on non-IFRS measure (i) on page 23 of this MD&A.
5)	On March 20, 2014, the Company declared dividends of $0.07 per common share for total dividends of $25.0 million, which was paid on April 15, 2014.
6)	On March 21, 2013, the Company declared dividends of $0.14 per common share for total dividends of $49.6 million, which was paid on April 12, 2013.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver or gold, the commencement of operations of mines under construction, as well as acquisitions of precious metal purchase agreements and any related capital raising activities.

SILVER WHEATON 2014 SECOND QUARTER REPORT [14]

Results of Operations and Operational Review

The Company currently has nine reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito and Barrick mines, the gold produced by the 777, Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended June 30, 2014
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,118	1,194	$23,775	$19.92	$4.17	$0.81	$17,822	$18,794	$155,274
Yauliyacu	658	111	2,184	19.67	4.16	5.92	1,065	1,722	200,120
Peñasquito	2,054	1,958	38,366	19.60	4.05	2.98	24,607	30,437	460,980
Barrick 5	299	291	5,853	20.11	3.90	3.26	3,768	3,580	603,799
Other 6	2,182	1,673	33,362	19.94	4.29	4.45	18,730	25,189	663,924
	6,311	5,227	$103,540	$19.81	$4.15	$3.03	$65,992	$79,722	$2,084,097
Gold
777	11,611	13,599	$17,621	$1,296	$400	$823	$994	$12,181	$263,661
Sudbury	6,086	6,718	8,692	1,294	400	841	352	6,005	598,013
Salobo	8,486	11,902	15,379	1,292	400	462	5,121	10,618	1,312,108
Other ⁷	5,185	2,559	3,338	1,304	309	124	2,229	2,340	27,468
	31,368	34,778	$45,030	$1,295	$393	$651	$8,696	$31,144	$2,201,250
Silver equivalent ⁸	8,365	7,494	$148,570	$19.83	$4.72	$5.14	$74,688	$110,866	$4,285,347
Corporate
General and administrative							$(10,375)
Other							(821)
Total corporate							$(11,196)	$(8,323)	$236,248
	8,365	7,494	$148,570	$19.83	$4.72	$5.14	$63,492	$102,543	$4,521,595

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 24 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont and Constancia gold interests.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

SILVER WHEATON 2014 SECOND QUARTER REPORT [15]

Three Months Ended June 30, 2013
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,160	1,194	$27,319	$22.88	$4.14	$0.82	$21,407	$22,381	$160,454
Yauliyacu	668	559	13,353	23.89	4.12	5.75	7,837	11,049	211,225
Peñasquito	1,440	1,058	24,690	23.34	4.02	2.66	17,629	20,438	480,588
Barrick 5	556	560	14,331	25.59	3.90	3.31	10,293	12,573	599,031
Other 6	2,586	1,771	39,192	22.13	4.29	4.82	23,066	34,369	564,642
	6,410	5,142	$118,885	$23.12	$4.14	$3.38	$80,232	$100,810	$2,015,940
Gold
777	16,986	23,483	$33,872	$1,442	$400	$802	$5,655	$24,479	$306,367
Sudbury	8,840	4,184	5,824	1,392	400	829	681	4,150	620,306
Salobo	6,342	2,793	3,844	1,377	400	462	1,437	2,727	1,328,717
Other ⁷	4,226	3,409	4,465	1,310	307	115	3,026	3,743	29,050
	36,394	33,869	$48,005	$1,417	$391	$708	$10,799	$35,099	$2,284,440
Silver equivalent 8	8,679	7,239	$166,890	$23.05	$4.77	$5.71	$91,031	$135,909	$4,300,380
Corporate
General and administrative							$(8,876)
Other							(11,038)
Total corporate							$(19,914)	$(10,651)	$95,632
	8,679	7,239	$166,890	$23.05	$4.77	$5.71	$71,117	$125,258	$4,396,012

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 24 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

For the three months ended June 30, 2014, attributable silver equivalent production was 8.4 million ounces (6.3 million ounces of silver and 31,400 ounces of gold), compared with 8.7 million ounces (6.4 million ounces of silver and 36,400 ounces of gold) for the comparable period in 2013, with the 0.3 million ounce decrease being primarily attributable to the following factors:

•	404,000 ounce (16%) decrease related to the Other mines, due primarily to lower production at the Zinkgruvan mine and the temporary closure of the Keno Hill mine;

•	289,000 silver equivalent ounce (28%) decrease related to gold production at the 777 mine (5,400 gold ounces), primarily due to lower grades and recovery;

•	257,000 ounce (46%) decrease related to the Barrick mines, due primarily to lower grades at Veladero and the closure of Pierina; and

•
169,000 silver equivalent ounce (30%) decrease related to gold production at the Sudbury mines (2,800 gold ounces), primarily due to lower grades and tonnage, with current period production being impacted by planned annual maintenance at some surface facilities; partially offset by

•	614,000 ounce (43%) increase related to the Peñasquito mine, due primarily to higher grades which is attributable to the continued mining in higher grade ore benches of Phase 4 of the pit;

SILVER WHEATON 2014 SECOND QUARTER REPORT [16]

•
149,000 silver equivalent ounce (37%) increase related to gold production at the Salobo mine (2,100 gold ounces), primarily due to higher throughput  as a result of the continuing ramp up of the first 12 Mtpa line; and

•	94,000 silver equivalent ounce (36%) increase related to gold production at the Minto mine (1,000 gold ounces), due to higher grades and recovery, partially offset by lower throughput.

For the three months ended June 30, 2014, net earnings and cash flow from operations were $63.5 million and $102.5 million, respectively, compared with $71.1 million and $125.3 million for the comparable period in 2013, with the $7.6 million decrease in net earnings being primarily attributable to the following factors:

•	$3.4 million decrease related to a 3% decrease in payable silver ounces produced; and

•	$7.6 million increase as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

•	$6.0 million increase relating to the Peñasquito mine;

•	$4.9 million increase relating to the Other mines, primarily related to the Zinkgruvan and Cozamin mines; and

•	$3.6 million increase relating to the Salobo mine; partially offset by

•	$5.5 million decrease relating to the Yauliyacu mine which continues to have an inconsistent delivery schedule as a result of the shut-down of the Doe Run Peru La Oroya smelter; and

•	$20.8 million decrease due to a reduction in the operating margin per ounce, due primarily to a 14% decrease in the average realized selling price per silver equivalent ounce sold; and

•	$8.7 million increase as a result of a decrease in corporate costs, as explained in the Corporate Costs section of this MD&A ($2.3 million increase from a cash flow perspective).

SILVER WHEATON 2014 SECOND QUARTER REPORT [17]

Six Months Ended June 30, 2014
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	2,726	2,723	$55,382	$20.34	$4.17	$0.81	$41,808	$44,026	$155,274
Yauliyacu	1,376	1,208	24,350	20.16	4.12	5.92	12,212	19,368	200,120
Peñasquito	4,106	3,798	75,928	19.99	4.05	2.98	49,239	60,549	460,980
Barrick 5	600	652	13,260	20.34	3.90	3.26	8,591	10,345	603,799
Other 6	4,367	3,071	61,364	19.98	4.25	4.24	35,281	48,476	663,924
	13,175	11,452	$230,284	$20.11	$4.13	$3.13	$147,131	$182,764	$2,084,097
Gold
777	24,396	19,893	$25,660	$1,290	$400	$823	$1,338	$17,703	$263,661
Sudbury	12,512	13,596	17,504	1,287	400	841	624	12,066	598,013
Salobo	17,389	22,462	28,858	1,285	400	462	9,499	19,873	1,312,108
Other ⁷	10,934	8,949	11,643	1,301	309	124	7,765	8,227	27,468
	65,231	64,900	$83,665	$1,289	$387	$605	$19,226	$57,869	$2,201,250
Silver equivalent ⁸	17,350	15,610	$313,949	$20.11	$4.64	$4.81	$166,357	$240,633	$4,285,347
Corporate
General and administrative							$(20,485)
Other							(2,571)
Total corporate							$(23,056)	$(23,258)	$236,248
	17,350	15,610	$313,949	$20.11	$4.64	$4.81	$143,301	$217,375	$4,521,595

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 24 of this MD&A.
4)
Results for San Dimas include 750,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont and Constancia gold interests.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

SILVER WHEATON 2014 SECOND QUARTER REPORT [18]

Six Months Ended June 30, 2013
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	2,903	3,044	$81,222	$26.68	$4.13	$0.82	$66,161	$68,643	$160,454
Yauliyacu	1,292	708	18,113	25.58	4.11	5.75	11,131	15,201	211,225
Peñasquito	2,533	2,517	68,264	27.12	4.02	2.66	51,463	58,147	480,588
Barrick 5	1,297	1,313	37,955	28.91	3.90	2.87	29,069	37,165	599,031
Other 6	4,624	3,512	91,229	25.98	4.22	4.45	60,804	80,058	564,642
	12,649	11,094	$296,783	$26.75	$4.11	$2.94	$218,628	$259,214	$2,015,940
Gold
777	33,937	32,897	$49,244	$1,497	$400	$802	$9,715	$32,113	$306,367
Sudbury	18,686	4,295	6,002	1,398	400	829	724	4,284	620,306
Salobo	11,019	3,513	4,998	1,423	400	462	1,969	3,593	1,328,717
Other ⁷	10,193	10,107	15,624	1,546	305	152	11,005	12,477	29,050
	73,835	50,812	$75,868	$1,493	$381	$651	$23,413	$52,467	$2,284,440
Silver equivalent ⁸	17,013	14,162	$372,651	$26.31	$4.58	$4.64	$242,041	$311,681	$4,300,380
Corporate
General and administrative							$(18,768)
Other							(18,735)
Total corporate							$(37,503)	$(20,811)	$95,632
	17,013	14,162	$372,651	$26.31	$4.58	$4.64	$204,538	$290,870	$4,396,012

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 24 of this MD&A.
4)
Results for San Dimas include 750,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

For the six months ended June 30, 2014, attributable silver equivalent production was 17.4 million ounces (13.2 million ounces of silver and 65,200 ounces of gold), compared with 17 million ounces (12.6 million ounces of silver and 73,800 ounces of gold) for the comparable period in 2013, with the 0.3 million ounce increase being primarily attributable to the following factors:

•	1,573,000 ounce (62%) increase related to the Peñasquito mine, due primarily to higher grades which is attributable to the continued mining in higher grade ore benches of Phase 4 of the pit; and

•
447,000 silver equivalent ounce (67%) increase related to gold production at the Salobo mine (6,400 gold ounces), primarily due to higher throughput as a result of the continuing ramp up of the first 12 Mtpa line; partially offset by

•	697,000 ounce (54%) decrease related to the Barrick mines, due primarily to lower grades at Veladero and the closure of Pierina;

•	414,000 silver equivalent ounce (21%) decrease related to gold production at the 777 mine (9,500 gold ounces), primarily due to lower grades and recovery;

•	257,000 ounce (6%) decrease related to the Other mines, due primarily to Keno Hill and Mineral Park;

SILVER WHEATON 2014 SECOND QUARTER REPORT [19]

•	314,000 silver equivalent ounce (28%) decrease related to gold production at the Sudbury mine (6,200 gold ounces), primarily due to lower grades; and

•	177,000 ounce (6%) decrease related to the San Dimas mine, due to Primero achieving the 3.5 million ounce delivery threshold 6 weeks earlier than in 2013.

For the six months ended June 30, 2014, net earnings and cash flow from operations were $143.3 million and $217.4 million, respectively, compared with $204.5 million and $290.9 million for the comparable period in 2013, with the $61.2 million decrease in net earnings being primarily attributable to the following factors:

•	$11.1 million increase as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

•	$10.3 million increase relating to the Yauliyacu mine which continues to have an inconsistent delivery schedule as a result of the shut-down of the Doe Run Peru La Oroya smelter;

•	$7.2 million increase relating to the Salobo mine; and

•	$2.5 million increase relating to the Sudbury mine; partially offset by

•	$3.2 million decrease relating to the San Dimas mine;

•	$2.5 million decrease relating to the Peñasquito mine; and

•	$2.2 million decrease relating to gold production at the Minto mine; and

•	$86.8 million decrease due to a reduction in the operating margin per ounce, due primarily to a 24% decrease in the average realized selling price per silver equivalent ounce sold; and

•	$14.4 million increase as a result of a decrease in corporate costs, as explained in the Corporate Costs section of this MD&A ($2.4 million increase from a cash flow perspective).

SILVER WHEATON 2014 SECOND QUARTER REPORT [20]

Corporate Costs

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2014	2013	2014	2013
General and administrative	$ 10,375	$ 8,876	$ 20,485	$ 18,768
Foreign exchange loss (gain)	147	(75)	(134)	(185)
Interest expense	591	2,525	1,699	3,205
Other expense	933	6,926	1,842	9,771
Income tax (recovery) expense	(850)	1,662	(836)	5,944
Total corporate costs	$ 11,196	$ 19,914	$ 23,056	$ 37,503

General and Administrative

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2014	2013	2014	2013
Salaries and benefits
Salaries and benefits, excluding PSUs	$ 3,329	$ 2,993	$ 6,753	$ 5,896
PSUs	1,444	(95)	2,489	119
Total salaries and benefits	$ 4,773	$ 2,898	$ 9,242	$ 6,015
Depreciation	66	55	133	105
Charitable donations	650	472	1,296	1,561
Professional fees	585	926	1,127	3,020
Other	2,267	2,150	4,471	4,222
Cash settled general and administrative	$ 8,341	$ 6,501	$ 16,269	$ 14,923
Equity settled stock based compensation (a non-cash expense)	2,034	2,375	4,216	3,845
Total general and administrative	$ 10,375	$ 8,876	$ 20,485	$ 18,768

For the three and six months ended June 30, 2014, general and administrative expense increased by $1.5 and $1.7 million, respectively, relative to the comparable periods in the previous year, with salaries and benefits increasing by $1.9 million and $3.2 million, respectively, due primarily to increased expenses relating to performance share units (“PSUs”), partially offset by lower professional fees.

SILVER WHEATON 2014 SECOND QUARTER REPORT [21]

Other Expense (Income)

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2014	2013	2014	2013
Dividend income	$ (57)	$ (56)	$ (114)	$ (113)
Interest income	(17)	(7)	(45)	(181)
Stand-by fees	723	685	1,437	1,376
Loss on fair value adjustment of share purchase warrants held	-	1,364	-	2,694
Amortization of credit facility origination fees - undrawn facilities	257	423	508	1,428
Write off of credit facility origination fees upon the cancellation of the Bridge Facility	-	4,490	-	4,490
Other	27	27	56	77
Total other expense	$ 933	$ 6,926	$ 1,842	$ 9,771

For the three and six months ended June 30, 2014, other expense decreased by $6.0 and $7.9 million, respectively, relative to the comparable periods in the previous year, with the decrease during the current period being primarily the result of:

•
An unrealized loss related to the fair value adjustment in warrants held during the three and six months ended June 30, 2013 of $1.4 million and $2.7 million, respectively, as compared to no loss during the current period;

•
As further explained in Note 12 to the financial statements, on February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion revolving credit facility having a 5 year term (the “Revolving Facility”); and (ii) a $1.5 billion bridge financing facility having a 1 year term (the “Bridge Facility”).  The Company paid upfront costs of $11.7 million in connection with these new facilities which have been recorded under Other assets and are being amortized over the life of the respective credit facilities.  On May 28, 2013, the Bridge Facility was terminated, with the remaining unamortized upfront costs of $4.5 million associated with this credit facility being fully expensed on that date; and

•
The amortization of debt origination fees during the three and six months ended June 30, 2014 of $0.3 million and $0.5 million, respectively, associated with the undrawn portion of the Revolving Facility as compared to $0.4 million and $1.4 million during the comparable periods of the previous year associated with the undrawn portion of the Bridge Facility and the Revolving Facility, with the decrease during the current period being the result of the Company having terminated the Bridge Facility in May 2013.

Interest Costs

During the three months ended June 30, 2014, the Company incurred interest costs of $4.3 million at an effective interest rate of 1.7%, of which $3.7 million has been capitalized in relation to the Barrick and Constancia silver interests, with the remainder being expensed.  During the three months ended June 30, 2013, the Company incurred interest costs of $7.2 million, of which $4.7 million was capitalized in relation to the Barrick and Constancia silver interests, with the remainder being expensed.

During the six months ended June 30, 2014, the Company incurred interest costs of $8.5 million at an effective interest rate of 1.7%, of which $6.8 million has been capitalized in relation to the Barrick and Constancia silver interests, with the remainder being expensed.  During the six months ended June 30, 2013, the Company incurred interest costs of $8.7 million, of which $5.5 million was capitalized in relation to the Barrick and Constancia silver interests, with the remainder being expensed.

SILVER WHEATON 2014 SECOND QUARTER REPORT [22]

Income Tax (Recovery) Expense

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2014	2013	2014	2013
Current income tax expense related to foreign jurisdictions	$ 57	$ 31	$ 111	$ 74
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$ (907)	$ 933	$ (947)	$ 3,752
Write down of previously recognized temporary differences	-	698	-	2,118
	$ (907)	$ 1,631	$ (947)	$ 5,870
Total income tax (recovery) expense	$ (850)	$ 1,662	$ (836)	$ 5,944

For the three and six months ended June 30, 2014, income tax expense decreased by $2.5 million and $6.8 million, respectively, relative to the comparable periods in the previous year.  Income tax expense is, for the most part, comprised of the change in deferred income tax assets recognized, which is primarily affected by the change in unrealized gains in long-term investments in common shares held, and the change in deferred income tax expense associated with income from Canadian operations.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; and (iii) cash operating margin.

i.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for per share amounts)	2014	2013	2014	2013
Cash generated by operating activities	$102,543	$125,258	$217,375	$290,870
Divided by:
Basic weighted average number of shares outstanding	357,655	354,800	357,453	354,612
Diluted weighted average number of shares outstanding	358,097	355,804	357,945	356,112
Equals:
Operating cash flow per share - basic	$0.29	$0.35	$0.61	$0.82
Operating cash flow per share - diluted	$0.29	$0.35	$0.61	$0.82

SILVER WHEATON 2014 SECOND QUARTER REPORT [23]

ii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for gold ounces sold and per ounce amounts)	2014	2013	2014	2013
Cost of sales	$73,882	$75,859	$147,592	$130,610
Less: depletion	(38,514)	(41,362)	(75,136)	(65,703)
Cash cost of sales	$35,368	$34,497	$72,456	$64,907
Cash cost of sales is comprised of:
Total cash cost of silver sold	$21,690	$21,267	$47,310	$45,542
Total cash cost of gold sold	13,678	13,230	25,146	19,365
Total cash cost of sales	$35,368	$34,497	$72,456	$64,907
Divided by:
Total silver ounces sold	5,227	5,142	11,452	11,094
Total gold ounces sold	34,778	33,869	64,900	50,812
Total silver equivalent ounces sold 1	7,494	7,239	15,610	14,162
Equals:
Average cash cost of silver (per ounce)	$4.15	$4.14	$4.13	$4.11
Average cash cost of gold (per ounce)	$393	$391	$387	$381
Average cash cost (per silver equivalent ounce 1)	$4.72	$4.77	$4.64	$4.58

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

SILVER WHEATON 2014 SECOND QUARTER REPORT [24]

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for per ounce amounts)	2014	2013	2014	2013
Average realized selling price of silver and gold
Sales	$148,570	$166,890	$313,949	$372,651
Divided by - total silver equivalent ounces sold 1	7,494	7,239	15,610	14,162
Equals - average realized price ($'s per silver equivalent ounce 1)	$19.83	$23.05	$20.11	$26.31
Less - average cash cost ($'s per silver equivalent ounce 1, 2)	(4.72)	(4.77)	(4.64)	(4.58)
Cash operating margin per silver equivalent ounce 1	$15.11	$18.28	$15.47	$21.73

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

2)	Refer to discussion on non-IFRS measure (ii) on page 24 of this MD&A.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

SILVER WHEATON 2014 SECOND QUARTER REPORT [25]

Liquidity and Capital Resources1

As at June 30, 2014, the Company had cash and cash equivalents of $139.2 million (December 31, 2013 - $95.8 million) and working capital of $129.0 million (December 31, 2013 – $80.2 million).

Three Months Ended June 30, 2014

During the three months ended June 30, 2014, the Company generated operating cash flows of $102.5 million compared with $125.3 million during the comparable period of 2013, with the decrease being primarily related to a decrease in the price realized on the sale of silver equivalent ounces sold.

During the three months ended June 30, 2014, the Company had net cash outflows from financing activities of $41.1 million, which was primarily the result of dividend payments totaling $44.8 million, partially offset by proceeds in the amount of $3.7 million from share purchase options exercised during the period.  During the three months ended June 30, 2013, the Company had net cash outflows from financing activities of $34.7 million, which was primarily the result of dividend payments totaling $92.2 million, partially offset by a net drawdown under the Company’s credit facilities of $55.0 million and proceeds in the amount of $4.9 million from share purchase options exercised during the period.

During the three months ended June 30, 2014, the Company had net cash outflows from investing activities of $4.2 million, which was primarily related to interest payments on the Company’s NRT Loan that have been capitalized to qualifying silver and gold interests.  During the three months ended June 30, 2013, the Company had net cash outflows from investing activities of $129.7 million, primarily comprised of the $125 million upfront cash payment to Hudbay related to the second installment on the Constancia silver interest, which was due once capital expenditures of $500 million had been incurred at Constancia.

Six Months Ended June 30, 2014

During the six months ended June 30, 2014, the Company generated operating cash flows of $217.4 million compared with $290.9 million during the comparable period of 2013, with the decrease being primarily related to a decrease in the price realized on the sale of silver equivalent ounces sold, partially offset by an increase in the number of silver equivalent ounces sold.

During the six months ended June 30, 2014, the Company had net cash outflows from financing activities of $41.7 million, which was primarily the result of dividend payments totaling $44.8 million, partially offset by proceeds in the amount of $3.7 million from share purchase options exercised during the period.  During the six months ended June 30, 2013, the Company had net cash inflows from financing activities of $997.7 million, which was primarily the result of a net drawdown under the Company’s credit facilities of $1.09 billion and $8.9 million in proceeds from share purchase options and share purchase warrants exercised during the period, partially offset by $14.0 million of upfront costs related to the new credit facilities and dividend payments totaling $92.2 million.

During the six months ended June 30, 2014, the Company had net cash outflows from investing activities of $132.3 million, primarily related to a $125 million upfront cash payment to Hudbay for the third installment on the Constancia silver interest, which was due once capital expenditures of $1 billion had been incurred at Constancia.  During the six months ended June 30, 2013, the Company had net cash outflows from investing activities of $2.0 billion, primarily related to the upfront cash payment to Vale totaling $1.9 billion related to the Company’s Salobo and Sudbury gold interests in addition to a $125 million upfront cash payment to Hudbay related to the second installment on the Constancia silver interest, which was due once capital expenditures of $500 million had been incurred at Constancia.

In the opinion of management, the $139.2 million of cash and cash equivalents as at June 30, 2014, combined with the liquidity provided by the credit available under the undrawn $1 billion Revolving Facility and ongoing operating cashflows positions the Company well to fund all outstanding commitments as well as providing flexibility to acquire additional accretive precious metal stream interests.

1
Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 SECOND QUARTER REPORT [26]

Contractual Obligations and Contingencies1

Silver and Gold Interests

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1, 2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	0%	$4.16	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% 4	0%	$4.16	n/a	20 years	23-Mar-06
Peñasquito	25%	0%	$4.05	n/a	Life of Mine	24-Jul-07
777	100%	100%/50% 5	$5.90 6	$400 6	Life of Mine	8-Aug-12
Salobo	0%	25%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	6 years 7	8-Sep-09
Pierina	100%	0%	$3.90	n/a	6 years 7	8-Sep-09
Veladero	100% 8	0%	$3.90	n/a	6 years 7	8-Sep-09
Other
Los Filos 3	100%	0%	$4.20	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.21	n/a	Life of Mine	8-Dec-04
Stratoni	100%	0%	$4.10	n/a	Life of Mine	23-Apr-07
Minto	100%	100% 9	$4.02	$309	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.20	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.10	n/a	50 years	5-Jun-07
Aljustrel	100% 10	0%	$4.06	n/a	50 years	5-Jun-07
Mineral Park	100%	0%	$3.94	n/a	Life of Mine	17-Mar-08
Campo Morado	75%	0%	$4.02	n/a	Life of Mine	13-May-08
Keno Hill	25%	0%	$3.90 11	n/a	Life of Mine	2-Oct-08
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a 12
Constancia	100%	50% 13	$5.90 6	$400 6	Life of Mine	8-Aug-12
Early Deposit
Toroparu	100%	10% 14	n/a	$400	Life of Mine	11-Nov-13

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp for a per ounce cash payment equal to that applicable under the Los Filos silver purchase agreement.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2014, representing the eight year anniversary, was 17.6 million ounces.

5)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

6)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
7)	The Company is committed to purchase silver production from the currently producing mines until December 31, 2016.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)	As part of an agreement with I'M SGPS dated July 16, 2014, Silver Wheaton agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine.
11)
In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District.  The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2014, and Silver Wheaton buying $5 million of Alexco shares if Alexco completes an offering of $10 million or more to fund the payment to Silver Wheaton.

12)	Terms of the agreement not yet finalized.
13)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
14)
During the 90 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the early deposit of $11.5 million (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

1
Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 SECOND QUARTER REPORT [27]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2014	2015 - 2017	2018 - 2019	After 2019	Sub-Total		Total
Bank debt ¹	$-	$1,000,000	$-	$-	$1,000,000	$-	$1,000,000
Interest ²	7,239	42,354	-	-	49,593	-	49,593
Silver and gold interest payments ³
Rosemont ⁴	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Constancia	-	-	-	-	-	135,000	135,000
Toroparu	-	-	-	-	-	135,000	135,000
Operating leases	242	3,489	2,155	5,661	11,547	-	11,547
Total contractual obligations	$7,481	$1,045,843	$2,155	$5,661	$1,061,140	$533,550	$1,594,690

1)	At June 30, 2014, the Company had $1.0 billion outstanding on the NRT Loan and $Nil outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1.1 million.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta, which, as of July 29, 2014, was 96% owned by Hudbay, total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Constancia

In connection with the Constancia precious metal purchase agreement, the Company is committed to pay Hudbay an additional $135 million to be made once capital expenditures of $1.35 billion has been incurred at Constancia.  Silver Wheaton has the option to make this payment in either cash or Silver Wheaton shares, with the number of shares to be determined at the time the payment is made1.

Salobo

Vale has recently completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million if throughput capacity is expanded to 28 Mtpa by January 1, 2031 up to $400 million if throughput capacity is expanded to 40 Mtpa prior to January 1, 2021.

Toroparu

In connection with the Toroparu early deposit precious metal purchase agreement, the Company is committed to pay Sandspring an additional $135 million on an installment basis to partially fund construction of the mine.

1
If Silver Wheaton shares are used, the agreement provides that the number of common shares will be calculated based on the volume weighted average trading price of the Company for the ten consecutive trading days immediately prior to the date the consideration is payable.

SILVER WHEATON 2014 SECOND QUARTER REPORT [28]

During the 90 day period following the delivery of the Feasibility Documentation, or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the early deposit of $11.5 million (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

Other1

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit (the “CRA Audit”) by the Canada Revenue Agency (the “CRA”) of the Company’s international transactions covering the 2005 to 2010 taxation years, which is currently ongoing.  The Company has not received any notice of reassessment for the 2005 to 2010 taxation years in connection with the CRA Audit.  In the event that CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position.

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at August 13, 2014, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, or if CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Share Capital

During the three months ended June 30, 2014, the Company received cash proceeds of $3.7 million from the exercise of 359,798 share purchase options at a weighted average exercise price of Cdn$11.12 per option (six months - $3.7 million from the exercise of 361,464 share purchase options at a weighted average exercise price of Cdn$11.12).  For the comparable period in 2013, the Company received cash proceeds of $4.9 million from the exercise of 309,250 share purchase options at a weighted average exercise price of Cdn$16.16 per option (six months - $6.0 million from the exercise of 376,500 share purchase options at a weighted average exercise price of Cdn$16.05).

During the three and six months ended June 30, 2014, there were no share purchase warrants exercised.  For the comparable period in 2013, the Company received cash proceeds of $7,000 from the exercise of 351 share purchase warrants at a weighted average exercise price of $20.00 per warrant (six months - $3.0 million from the exercise of 149,101 share purchase warrants at a weighted average exercise price of $20.00).

As of August 13, 2014, there were 358,042,702 outstanding common shares, 3,723,298 share purchase options, 164,604 restricted share units and 10,000,000 share purchase warrants.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter.  The Company does not hedge its long-term exposure to commodity prices.  Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.  No forward contracts were outstanding at June 30, 2014.

The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

1
The assessment by management of the expected impact of the CRA Audit on the Company is “forward-looking information”. Statements in respect of the impact of the CRA Audit are based on the expectation that the Company will be successful in challenging any assessment by CRA. Statements in respect of the CRA Audit are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect and readers are cautioned that actual outcomes may vary.  Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 SECOND QUARTER REPORT [29]

Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2017:

•
IFRS 15 – Revenue from Contracts with Customers: In May, 2014 the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP.  IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Standards required with effective date to be determined:

•
IFRS 9 (2013) – Financial Instruments (amended 2013): The IASB recently suspended the originally planned effective date of January 1, 2015 and at present the effective date has not been determined.  Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of this new standard.

The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010.  Early adoption of the above standards is permitted.

Subsequent Events

Declaration of Dividend

On August 13, 2014, the Board of Directors declared a dividend in the amount of $0.06 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the previous four quarters operating cash flow.  This dividend is payable to shareholders of record on August 27, 2014 and is expected to be distributed on or about September 5, 2014.

Metates Royalty

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties from Chesapeake Gold Corp. (“Chesapeake”) for $9 million.  Under the terms of the agreement, at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (2/3) of the Royalty, or 1%, for the sum of $9 million.  The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

Controls and Procedures

Disclosure Controls and Procedures

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of June 30, 2014.  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of June 30, 2014.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

SILVER WHEATON 2014 SECOND QUARTER REPORT [30]

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2014 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of June 30, 2014.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON 2014 SECOND QUARTER REPORT [31]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2013, unless otherwise noted.

Attributable Proven and Probable Reserves (1,2,3,8,18)
As of December 31, 2013 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	83.8	34.7	93.4	48.7	24.7	38.7	132.5	31.0	132.1	53-65%
Heap Leach	10.5	32.7	11.0	10.4	24.6	8.2	20.9	28.7	19.2	22-28%
San Dimas (10, 14)	0.9	345.2	10.3	4.0	307.3	39.2	4.9	314.5	49.5	94%
Pascua-Lama (25%) (14)	8.0	69.8	17.9	73.2	64.1	150.8	81.2	64.7	168.7	82%
Lagunas Norte (11)	9.8	3.8	1.2	52.1	3.8	6.4	61.9	3.8	7.6	19%
Veladero (11)	7.3	14.3	3.4	92.0	14.3	42.2	99.4	14.3	45.6	6%
Yauliyacu (11, 12)	1.1	106.0	3.6	3.3	110.0	11.7	4.4	109.0	15.3	85%
777 (13, 14)	4.9	24.7	3.9	5.7	24.7	4.5	10.6	24.7	8.4	64%
Neves-Corvo
Copper	5.8	41.0	7.7	21.2	36.0	24.5	27.0	37.1	32.2	35%
Zinc	10.7	74.0	25.5	12.6	67.0	27.1	23.3	70.2	52.6	20%
Rosemont (15)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	76%
Constancia	506.0	3.1	50.3	114.0	2.9	10.8	620.0	3.1	61.1	71%
Mineral Park (15)	189.5	2.8	16.9	145.2	3.0	14.0	334.7	2.9	30.9	49%
Zinkgruvan
Zinc	8.5	86.0	23.5	3.3	51.0	5.4	11.8	76.2	28.9	87%
Copper	3.8	31.0	3.8	0.1	35.0	0.1	3.9	31.1	3.9	78%
Stratoni	0.8	172.0	4.2	0.4	176.0	2.1	1.1	173.3	6.3	84%
Minto	3.8	5.9	0.7	5.7	5.7	1.0	9.5	5.7	1.8	78%
Cozamin (11)
Copper	1.0	60.0	2.0	2.9	40.2	3.8	3.9	45.3	5.7	72%
Los Filos	67.2	5.6	12.2	243.2	5.4	42.3	310.4	5.5	54.5	5%
Metates Royalty (20)	4.1	18.0	2.3	13.2	13.1	5.5	17.2	14.2	7.9	76%
Total Silver			330.7			481.5			812.2
Gold
Salobo (25%) (16)	160.4	0.41	2.12	123.7	0.32	1.27	284.1	0.37	3.39	66%
Sudbury (70%) (11)	33.9	0.38	0.41	31.7	0.38	0.39	65.5	0.38	0.80	81%
777 (13, 14)	3.5	1.81	0.21	4.1	1.81	0.24	7.7	1.81	0.45	73%
Constancia (50%)	253.0	0.05	0.42	57.0	0.07	0.14	310.0	0.06	0.56	61%
Minto	3.8	0.80	0.10	5.7	0.60	0.11	9.5	0.68	0.21	74%
Toroparu (10%) (17)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.01	0.41	89%
Metates Royalty (20)	4.1	0.68	0.09	13.2	0.44	0.19	17.2	0.50	0.28	89%
Total Gold			3.45			2.64			6.09

SILVER WHEATON 2014 SECOND QUARTER REPORT [32]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,18)
As of December 31, 2013 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	8.1	23.5	6.1	62.1	30.8	61.5	70.2	30.0	67.6
Heap Leach	0.1	11.1	0.02	1.0	15.8	0.5	1.0	15.6	0.5
Pascua-Lama (25%) (14)	3.7	26.4	3.1	35.7	22.3	25.5	39.4	22.7	28.7
Yauliyacu (11, 12)	0.7	120.4	2.6	5.4	228.5	39.6	6.1	216.5	42.2
Neves-Corvo
Copper	4.8	49.4	7.7	24.6	52.8	41.7	29.4	52.2	49.4
Zinc	13.3	60.5	25.9	55.3	55.3	98.3	68.6	56.3	124.2
Rosemont (15)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Constancia	73.0	2.4	5.6	299.0	2.0	19.4	372.0	2.1	25.0
Mineral Park (15)	-	-	-	539.4	2.3	40.5	539.4	2.3	40.5
Zinkgruvan
Zinc	0.7	146.4	3.5	3.4	123.5	13.5	4.1	127.6	17.0
Copper	1.4	23.3	1.0	0.6	37.0	0.7	1.9	27.2	1.7
Aljustrel (19)
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Campo Morado (75%)	7.7	114.0	28.2	5.0	110.0	17.8	12.7	112.4	46.0
Stratoni	0.2	213.9	1.1	0.2	224.3	1.3	0.3	219.4	2.3
Minto	7.5	3.6	0.9	32.3	3.4	3.5	39.8	3.4	4.3
Keno Hill (25%)
Underground	-	-	-	0.7	479.0	10.0	0.7	479.0	10.0
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	9.9	11.5	3.6	71.4	7.1	16.2	81.3	7.6	19.8
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Total Silver			95.8			468.8			564.6
Gold
Salobo (25%) (16)	12.3	0.47	0.19	48.8	0.37	0.58	61.1	0.39	0.77
Sudbury (70%) (11)	-	-	-	23.1	0.34	0.25	23.1	0.34	0.25
Constancia (50%)	36.5	0.05	0.06	149.5	0.04	0.18	186.0	0.04	0.23
Minto	7.5	0.42	0.10	32.3	0.32	0.33	39.8	0.34	0.43
Toroparu (10%) (17)	0.9	0.87	0.03	7.9	0.83	0.21	8.8	0.84	0.24
Total Gold			0.37			1.55			1.92

SILVER WHEATON 2014 SECOND QUARTER REPORT [33]

Attributable Inferred Resources (1,2,3,4,5,9,18)
As of December 31, 2013 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	10.2	30.8	10.1
Heap Leach	0.4	14.5	0.2
San Dimas (10, 14)	7.3	309.5	73.0
Pascua-Lama (25%) (14)	4.9	20.1	3.2
Yauliyacu (11, 12)	5.8	180.8	33.5
777 (13, 14)	0.8	30.6	0.8
Neves-Corvo
Copper	24.7	44.7	35.5
Zinc	22.5	51.0	36.9
Rosemont (15)	104.5	3.3	11.1
Constancia	200.0	1.9	12.0
Mineral Park (15)	362.2	2.7	31.1
Zinkgruvan
Zinc	5.0	83.0	13.3
Copper	0.6	34.0	0.7
Aljustrel (19)
Zinc	8.7	50.4	14.0
Campo Morado (75%)	1.6	105.0	5.4
Stratoni	0.5	169.0	2.7
Minto	16.2	3.2	1.7
Keno Hill (25%)
Underground	0.2	368.9	2.5
Los Filos	191.7	6.0	36.8
Loma de La Plata (12.5%)	0.2	76.0	0.4
Metates Royalty (20)	1.0	9.7	0.3
Total Silver			325.1
Gold
Salobo (25%) (16)	37.0	0.31	0.37
Sudbury (70%) (11)	7.2	0.27	0.06
777 (13, 14)	0.4	1.77	0.02
Constancia (50%)	100.0	0.03	0.10
Minto	16.2	0.30	0.16
Toroparu (10%) (17)	13.0	0.74	0.31
Metates Royalty (20)	1.0	0.38	0.01
Total Gold			1.03

SILVER WHEATON 2014 SECOND QUARTER REPORT [34]

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).

3.
Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.
Salobo mine – Christopher Jacobs, CEng MIMMM (Vice President and Mining Economist), James Turner, CEng MIMMM (Senior Mineral Process Engineer), Barnard Foo, P.Eng., M.Eng., MBA (Senior Mining Engineer) and Jason Ché Osmond, FGS, C.Geol, EurGeol (Senior Geologist) all of whom are employees of Micon International Ltd.

b.
All other operations and development projects: the Company’s QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the “Company’s QPs”).

4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Minto mine, Campo Morado mine, Neves-Corvo mine and Zinkgruvan mine report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2013 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources and Mineral Reserves for Toroparu project are reported as of March 31, 2013.

b.	Mineral Resources and Mineral Reserves for Neves-Corvo mine and Zinkgruvan mine are reported as of June 30, 2013.

c.	Mineral Resources and Mineral Reserves for Mineral Park mine are reported as of June 1, 2013.

d.	Mineral Resources and Mineral Reserves for Rosemont project are reported as of August 28, 2012.

e.	Mineral Resources for the Constancia project (including Pampacancha Deposit) are reported as of September 30, 2013.

f.	Mineral Resources for Aljustrel’s Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.

g.	Mineral Resources for Campo Morado’s El Largo, El Rey, Naranjo and Reforma projects are reported as of October 13, 2005.

h.
Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Lucky Queen and Onek projects as of July 27, 2011, Bermingham project as of June 27, 2012, Flame and Moth project as of January 30, 2013, Bellekeno mine Inferred Mineral Resources as of May 31, 2012 and Bellekeno mine Indicated Mineral Resources as of September 30, 2013.

i.	Mineral Resources for Loma de La Plata project are reported as of May 20, 2009.

j.	Mineral Resources for Metates are reported as of February 16, 2012 and Mineral Reserves as of March 18, 2013

7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process recovery rates and the following commodity prices:

a.	Peñasquito mine - $1,300 per ounce gold, $22 per ounce silver, $3.00 per pound copper, $0.90 per pound lead and $0.90 per pound zinc.

b.	San Dimas mine – 2.7 grams per tonne gold equivalent cut-off assuming $1,250 per ounce gold and $20.00 per ounce silver.

c.	Pascua-Lama project, Lagunas Norte and Veladero mines - $1,100 per ounce gold, $21.00 per ounce silver and $3.00 per pound copper.

d.	Yauliyacu mine - $22.00 per ounce silver, $3.27 per pound copper, $0.98 per pound lead and $0.91 per pound zinc.

e.	777 mine – $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $1.06 per pound zinc.

f.	Neves-Corvo mine – 1.6% copper cut-off for the copper Reserve and 4.8% zinc cut-off for all the zinc Reserves.

g.	Rosemont project - $4.90 per ton NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.

h.	Constancia project - $1,250 per gold ounce, $25.00 per ounce silver, $3.00 per pound copper and $14.00 per pound molybdenum.

i.	Mineral Park mine – 0.21% copper equivalent cut-off assuming $3.90 per ounce silver, $2.60 per pound copper and $9.95 per pound molybdenum.

j.	Zinkgruvan mine – 3.8% zinc equivalent cut-off for the zinc Reserve assuming $2.50 per pound copper and $1.00 per pound lead and zinc and 1.5% copper cut-off for the copper Reserve.

k.	Campo Morado mine - $1,350 per ounce gold, $23 per ounce silver, $3.27 per pound copper, $1.04 per pound lead and $1.14 per pound zinc.

l.	Stratoni mine – 16.85% zinc equivalent assuming $1,250 per ounce gold, $16.50 per ounce silver, $3.00 per pound copper, $0.95 per pound lead and $0.86 per pound zinc.

m.	Minto mine – 0.5% copper cut-off for Open Pit and $64.4 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

n.	Cozamin mine - $40 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.

o.	Los Filos mine - $1,300 per ounce gold and $22.00 per ounce silver.

p.	Salobo mine – 0.249% copper equivalent cut-off assuming $1,200 per ounce gold and $3.45 per pound copper.

q.	Sudbury mines - $1,543 per ounce gold, $8.34 per pound nickel, $3.64 per pound copper, $1,59 per ounce platinum, $718 per ounce palladium and $13.75 per pound cobalt.

r.	Toroparu project - $1,070 per ounce gold for fresh rock and $970 per ounce gold for saprolite.

s.	Metates Royalty - 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24 per ounce silver.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Peñasquito mine - $1,500 per ounce gold, $24.00 per ounce silver, $3.50 per pound copper, $1.00 per pound lead and $1.00 per pound zinc.

b.	San Dimas mine – 0.2 grams per tonne gold equivalent assuming $1,300 per ounce gold and $20.00 per ounce silver.

c.	Pascua-Lama project – $1,500 per ounce gold, $24.00 per ounce silver and $3.50 per pound copper.

d.	Yauliyacu mine – $30.00 per ounce silver.

e.	777 mine – $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $1.06 per pound zinc.

f.	Neves-Corvo mine – 1.0% copper cut-off for the copper Resource and 3.0% zinc cut-off for the zinc Resource.

SILVER WHEATON 2014 SECOND QUARTER REPORT [35]

g.	Rosemont project – 0.30% copper equivalent cut-off for Mixed and 0.15% copper equivalent for Sulfide assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.

h.	Constancia project – 0.12% copper cut-off for Constancia and 0.10% copper cut-off for Pampacancha.

i.	Mineral Park mine – 0.126% copper equivalent assuming $3.90 per ounce silver, $3.66 per pound copper and $13.65 per pound molybdenum.

j.	Zinkgruvan mine – 3.8% zinc equivalent cut-off for the zinc Resource assuming $2.50 per pound copper and $1.00 per pound lead and zinc and 1.0% copper cut-off for the copper Resource.

k.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Resources and 4.0% for Estação zinc Resources.

l.	Campo Morado mine - $1,350 per ounce gold, $23 per ounce silver, $3.27 per pound copper, $1.04 per pound lead and $1.14 per pound zinc.

m.	Stratoni mine - $1,250 per ounce gold, $16.50 per ounce silver, $3.00 per pound copper, $0.95 per pound lead and $0.86 per pound zinc.

n.	Minto mine – 0.5% copper cut-off.

o.	Cozamin mine – $35 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.

p.	Keno Hill mines:

i.	Bellekeno mine and Flame and Moth projects - $185 per tonne NSR cut-off assuming $1,400 per ounce gold, $22.50 per ounce silver, $0.95 per ounce lead and $0.85 per ounce zinc.

ii.	Bermingham project - $185 per tonne NSR cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $0.95 per pound lead and $0.85 per pound zinc.

iii.	Lucky Queen and Onek projects - $185 per tonne NSR cut-off assuming $1,100 per ounce gold, $18.50 per ounce silver, $0.95 per pound lead and $0.90 per pound zinc.

iv.	Elsa Tailings project – 50 grams per tonne silver cut-off.

q.	Los Filos mine - $1,500 per ounce gold and $24.00 per ounce silver.

r.	Loma de La Plata project – $12.50 per ounce silver and $0.50 per pound lead.

s.	Salobo mine – 0.296% copper equivalent assuming $1,500 per ounce gold $3.67 per pound copper.

t.	Sudbury mines - $1,590 per ounce gold, $8.34 per pound nickel, $3.64 per pound copper, $1,59 per ounce platinum, $718 per ounce palladium and $13.75 per pound cobalt.

u.	Toroparu project - $1,350 per ounce gold.

v.	Metates Royalty - 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24 per ounce silver.

10.
The San Dimas silver purchase agreement provides that from August 6, 2010 until August 5, 2014, Primero will deliver to the Company a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas mine and 50% of any excess, plus the Company will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas mine and 50% of any excess, for the life of the mine.

11.
The Company’s attributable Mineral Resources and Mineral Reserves for Lagunas Norte mine, Veladero mine, Cozamin mine and Yauliyacu mine, in addition to the Sudbury mines and 777 mine gold interests, have been constrained to the production expected for the various contracts.

12.
The Company’s Yauliyacu silver purchase agreement (March 2006) with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  Depending upon production levels, it is possible that the Company’s current attributable tonnage may not be mined before the agreement expires.

13.
The 777 precious metal purchase agreement provides that Hudbay will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until completion of the Constancia project, after which the gold stream will reduce to 50%.  The gold figures in this table represent the attributable 777 mine Mineral Resources and Mineral Reserves constrained to the production expected for the 777 precious metal purchase agreement.

14.
The scientific and technical information in this document regarding Peñasquito mine, San Dimas mine and Pascua-Lama project was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito - Goldcorp annual information form filed on March 31,2014;

b.	San Dimas - Primero annual information form filed on March 31, 2014; and

c.	Pascua-Lama - Barrick Gold Corp. annual information form filed on March 31, 2014.

The Company QP’s have approved the disclosure of scientific and technical information in respect of Peñasquito mine, San Dimas mine and Pascua-Lama project in this document.

15.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.

16.	The Company has filed a technical report for the Salobo mine, which is available on SEDAR at www.sedar.com.

17.
The Company’s agreement with Sandspring is an early deposit structure whereby the Company will have the option to secure a 10% gold stream on the Toroparu project following the delivery of a feasibility study.

18.
Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time.

19.	As part of an agreement with I'M SGPS dated July 16, 2014, Silver Wheaton agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine.

20.
Effective August 7, 2014, the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp.'s (Chesapeake) Metates property, located in Mexico.  As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 SECOND QUARTER REPORT [36]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates, statements as to any future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact of various legal and tax matters.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, operations, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; differences in the interpretation or application of tax laws and regulations; and the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that the Company will be successful in challenging any reassessment by the CRA and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2013 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2014, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON 2014 SECOND QUARTER REPORT [37]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2014	2013	2014	2013
Sales	5	$148,570	$166,890	$313,949	$372,651
Cost of sales
Cost of sales, excluding depletion		$35,368	$34,497	$72,456	$64,907
Depletion		38,514	41,362	75,136	65,703
Total cost of sales		$73,882	$75,859	$147,592	$130,610
Earnings from operations		$74,688	$91,031	$166,357	$242,041
Expenses and other income
General and administrative 1	6	$10,375	$8,876	$20,485	$18,768
Foreign exchange loss (gain)		147	(75)	(134)	(185)
Interest expense	12	591	2,525	1,699	3,205
Other expense	7	933	6,926	1,842	9,771
		$12,046	$18,252	$23,892	$31,559
Earnings before income taxes		$62,642	$72,779	$142,465	$210,482
Income tax recovery (expense)	18	850	(1,662)	836	(5,944)
Net earnings		$63,492	$71,117	$143,301	$204,538

Basic earnings per share		$0.18	$0.20	$0.40	$0.58
Diluted earnings per share		$0.18	$0.20	$0.40	$0.57
Weighted average number of shares outstanding
Basic	16	357,655	354,800	357,453	354,612
Diluted	16	358,097	355,804	357,945	356,112
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses		$2,034	$2,375	$4,216	$3,845

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2014 SECOND QUARTER REPORT [38]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended June 30		Six Months Ended June 30
(US dollars in thousands - unaudited)	Note	2014	2013	2014	2013
Net earnings		$63,492	$71,117	$143,301	$204,538
Other comprehensive income (loss)
Items that will not be reclassified to net earnings
Gain (loss) on long-term investments - common shares held	9	$19,092	$(44,990)	$27,236	$(70,374)
Deferred income tax recovery (expense)	18	-	525	-	1,784
Total other comprehensive income (loss)		$19,092	$(44,465)	$27,236	$(68,590)
Total comprehensive income		$82,584	$26,652	$170,537	$135,948

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2014 SECOND QUARTER REPORT [39]

Condensed Interim Consolidated Balance Sheets

	Note	June 30	December 31
(US dollars in thousands - unaudited)		2014	2013
Assets
Current assets
Cash and cash equivalents	17	$139,199	$95,823
Accounts receivable	8	7,911	4,619
Other		1,811	845
Total current assets		$148,921	$101,287
Non-current assets
Silver and gold interests	10	$4,285,347	$4,228,484
Early deposit - gold interest	11	13,599	13,602
Long-term investments	9	68,038	40,801
Other		5,690	5,670
Total non-current assets		$4,372,674	$4,288,557
Total assets		$4,521,595	$4,389,844
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$18,109	$20,416
Current portion of performance share units	15.1	1,792	718
Total current liabilities		$19,901	$21,134
Non-current liabilities
Long-term portion of bank debt	12	$997,990	$998,136
Deferred income taxes	18	1,243	2,191
Performance share units	15.1	2,257	1,837
Total non-current liabilities		$1,001,490	$1,002,164
Total liabilities		$1,021,391	$1,023,298
Shareholders' equity
Issued capital	13	$1,890,102	$1,879,475
Reserves	14	3,626	(25,618)
Retained earnings		1,606,476	1,512,689
Total shareholders' equity		$3,500,204	$3,366,546
Total liabilities and shareholders' equity		$4,521,595	$4,389,844
Commitments and contingencies	12, 19

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2014 SECOND QUARTER REPORT [40]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30
(US dollars in thousands - unaudited)	Note	2014	2013	2014	2013
Operating activities
Net earnings		$63,492	$71,117	$143,301	$204,538
Adjustments for
Depreciation and depletion		38,580	41,417	75,268	65,808
Amortization of credit facility origination fees:
Interest expense		35	278	90	424
Amortization of credit facility origination fees - undrawn facilities	7	257	423	508	1,428
Write off of credit facility origination fees upon the cancellation of the Bridge Facility	7	-	4,490	-	4,490
Interest expense		556	2,247	1,609	2,781
Equity settled stock based compensation		2,034	2,375	4,216	3,845
Performance share units	15.1	1,349	(95)	1,496	119
Deferred income tax (recovery) expense	18	(907)	1,631	(947)	5,870
Loss on fair value adjustment of share purchase warrants held	9	-	1,364	-	2,694
Investment income recognized in net earnings		(74)	(63)	(159)	(294)
Other		32	67	(46)	65
Change in non-cash working capital	17	(2,253)	2,727	(6,385)	1,617
Cash generated from operations		$103,101	$127,978	$218,951	$293,385
Interest paid - expensed		(575)	(2,727)	(1,621)	(2,727)
Interest received		17	7	45	212
Cash generated from operating activities		$102,543	$125,258	$217,375	$290,870
Financing activities
Bank debt repaid	12	$-	$(1,530,000)	$-	$(1,580,060)
Bank debt drawn	12	-	1,585,000	-	2,675,000
Credit facility origination fees		(19)	(2,433)	(619)	(13,951)
Share purchase warrants exercised		-	7	-	2,982
Share purchase options exercised		3,683	4,909	3,696	5,951
Dividends paid	13.2	(44,792)	(92,219)	(44,792)	(92,219)
Cash generated from (applied to) financing activities		$(41,128)	$(34,736)	$(41,715)	$997,703
Investing activities
Silver and gold interests	10	$(52)	$(124,855)	$(125,134)	$(2,025,475)
Interest paid - capitalized to silver interests		(3,607)	(4,707)	(6,498)	(4,845)
Silver and gold interests - early deposit	11	-	-	(149)	-
Dividend income received		57	56	114	113
Other		(642)	(156)	(668)	(175)
Cash applied to investing activities		$(4,244)	$(129,662)	$(132,335)	$(2,030,382)
Effect of exchange rate changes on cash and cash equivalents		$58	$(138)	$51	$(150)
Increase (decrease) in cash and cash equivalents		$57,229	$(39,278)	$43,376	$(741,959)
Cash and cash equivalents, beginning of period		81,970	75,535	95,823	778,216
Cash and cash equivalents, end of period	17	$139,199	$36,257	$139,199	$36,257

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2014 SECOND QUARTER REPORT [41]

Condensed Interim Consolidated Statements of Shareholders’ Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000's)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	Long-Term Investment Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2013	354,376	$1,811,577	$7,201	$14,050	$2,553	$(25,514)	$(1,710)	$1,297,207	$3,107,074
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$133,421	$133,421
OCI 1		-	-	-	-	(24,125)	(24,125)	-	(24,125)
Total comprehensive income (loss)		$-	$-	$-	$-	$(24,125)	$(24,125)	$133,421	$109,296
Fair value of SBC 1		$-	$-	$1,276	$194	$-	$1,470	$-	$1,470
Options 1 exercised	67	1,362	-	(320)	-	-	(320)	-	1,042
RSUs 1 released	19	655	-	-	(655)	-	(655)	-	-
Warrants 1 exercised	149	3,381	(406)	-	-	-	(406)	-	2,975
Warrants 1 issued		-	53,572	-	-	-	53,572	-	53,572
Dividends (Note 13.2)		-	-	-	-	-	-	(49,646)	(49,646)
At March 31, 2013	354,611	$1,816,975	$60,367	$15,006	$2,092	$(49,639)	$27,826	$1,380,982	$3,225,783
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$71,117	$71,117
OCI 1		-	-	-	-	(44,465)	(44,465)	-	(44,465)
Total comprehensive income (loss)		$-	$-	$-	$-	$(44,465)	$(44,465)	$71,117	$26,652
Fair value of SBC 1		$-	$-	$2,132	$243	$-	$2,375	$-	$2,375
Options 1 exercised	309	6,501	-	(1,592)	-	-	(1,592)	-	4,909
Warrants 1 exercised	-	8	(1)	-	-	-	(1)	-	7
Dividends (Note 13.2)		-	-	-	-	-	-	(42,573)	(42,573)
At June 30, 2013	354,920	$1,823,484	$60,366	$15,546	$2,335	$(94,104)	$(15,857)	$1,409,526	$3,217,153
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$170,957	$170,957
OCI 1		-	-	-	-	(7,507)	(7,507)	-	(7,507)
Total comprehensive income (loss)		$-	$-	$-	$-	$(7,507)	$(7,507)	$170,957	$163,450
Fair value of SBC 1		$-	$-	$4,046	$498	$-	$4,544	$-	$4,544
Options 1 exercised	39	588	-	(149)	-	-	(149)	-	439
Warrants 1 exercised	2,438	55,403	(6,649)	-	-	-	(6,649)	-	48,754
Dividends		-	-	-	-	-	-	(67,794)	(67,794)
At December 31, 2013	357,397	$1,879,475	$53,717	$19,443	$2,833	$(101,611)	$(25,618)	$1,512,689	$3,366,546
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$79,809	$79,809
OCI 1		-	-	-	-	8,144	8,144	-	8,144
Total comprehensive income		$-	$-	$-	$-	$8,144	$8,144	$79,809	$87,953
Fair value of SBC 1		$-	$-	$1,925	$257	$-	$2,182	$-	$2,182
Options 1 exercised	2	17	-	(4)	-	-	(4)	-	13
RSUs 1 released	22	521	-	-	(521)	-	(521)	-	-
Dividends (Note 13.2)		-	-	-	-	-	-	(25,019)	(25,019)
At March 31, 2014	357,421	$1,880,013	$53,717	$21,364	$2,569	$(93,467)	$(15,817)	$1,567,479	$3,431,675
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$63,492	$63,492
OCI 1		-	-	-	-	19,092	19,092	-	19,092
Total comprehensive income		$-	$-	$-	$-	$19,092	$19,092	$63,492	$82,584
Fair value of SBC 1		$-	$-	$1,787	$247	$-	$2,034	$-	$2,034
Options 1 exercised	360	4,826	-	(1,143)	-	-	(1,143)	-	3,683
DRIP 1	262	5,263	-	-	-	-	-	-	5,263
Dividends (Note 13.2)		-	-	-	-	-	-	(25,035)	(25,035)
Reallocation		-	-	-	-	(540)	(540)	540	-
At June 30, 2014	358,043	$1,890,102	$53,717	$22,008	$2,816	$(74,915)	$3,626	$1,606,476	$3,500,204

1)
Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “Warrants” = Share Purchase Warrants; “DRIP” = Dividend Reinvestment Plan.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2014 SECOND QUARTER REPORT [42]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver and gold.  Silver Wheaton Corp., which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3150 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.  The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol SLW.

The Company has entered into 20 long-term purchase agreements and one early deposit long-term purchase agreement associated with silver and/or gold (“precious metal purchase agreements”), relating to 24 different mining assets (19 of which are currently operating, and 5 of which are at various stages of development), whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment which is fixed by contract, generally at or below the prevailing market price.   During the three months ended June 30, 2014, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.15 and $393, respectively.  The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Silver Wheaton upon sale.

The consolidated financial statements of the Company for the three and six months ended June 30, 2014 were authorized for issue in accordance with a resolution of the Board of Directors dated August 13, 2014.

2.	Significant Accounting Policies

2.1.	Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which have been measured at fair value as at the relevant balance sheet date.  The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted.  References to “Cdn$” refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).  The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the IASB and have been prepared using the same accounting policies and methods of application as disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2013 and were consistently applied to all the periods presented unless otherwise stated below.  These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at June 30, 2014 and the results of operations and cash flows for all periods presented have been made.  The interim results are not necessarily indicative of results for a full year.

2.2.	Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2017:

•
IFRS 15 – Revenue from Contracts with Customers: In May, 2014 the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP.  IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

SILVER WHEATON 2014 SECOND QUARTER REPORT [43]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

Standards required with effective date to be determined:

•
IFRS 9 (2013) – Financial Instruments (amended 2013): The IASB recently suspended the originally planned effective date of January 1, 2015 and at present the effective date has not been determined.  Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of this new standard.

The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010.  Early adoption of the above standards is permitted.

3.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty1

3.1.	Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $4.3 billion at June 30, 2014.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion.  The Company estimates the reserves and resources relating to each agreement.  Reserves are estimates of the amount of silver or gold that can be economically and legally extracted from the mining properties at which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and gold produced from such mines.  The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

3.2.	Depletion

The Company’s silver and gold interests are separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.   To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation.  These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used.  Changes to depletion rates are accounted for prospectively.

1	Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” in the Management’s Discussion and Analysis (“MD&A”) for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 SECOND QUARTER REPORT [44]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

3.3.	Impairment of Assets

The Company assesses each silver and gold interest at the end of every reporting period to determine whether any indication of impairment exists.  The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

3.4.	Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”).  The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 14.2, 14.3, and 15.1, respectively.

3.5.	Provisionally Priced Concentrate Sales

The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes and adjusted to fair value through revenue each reporting period, until the date of final settlement.  The calculation of the fair value of the embedded derivative requires the use of estimates and assumptions related to the future price of silver and/or gold.

3.6.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit (the “CRA Audit”) by the Canada Revenue Agency (“CRA”) of the Company’s international transactions covering the 2005 to 2010 taxation years.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Critical Accounting Judgments1

3.7.	Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The Company’s revenue is denominated in US dollars;

•	The Company’s cash cost of sales is denominated in US dollars;

•	The majority of the Company’s cash is held in US dollars; and

•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

1
Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the Management’s Discussion and Analysis (“MD&A”) for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 SECOND QUARTER REPORT [45]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

3.8.	Income Taxes

The interpretation and application of existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment.  Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  In assessing the probability of realizing deferred income tax assets, management makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences.  Such estimates are based on forecasted cash flows.

4.	Fair Value Measurements

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 -	Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 -
Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	June 30, 2014
(in thousands)	Total	Level 1	Level 2	Level 3
Trade receivables from provisional concentrate sales, net of fair value adjustment	$3,350	$-	$3,350	$-
Long-term investments - common shares held	68,038	68,038	-	-
Long-term investments - warrants held	-	-	-	-
	$71,388	$68,038	$3,350	$-

	December 31, 2013
(in thousands)	Total	Level 1	Level 2	Level 3
Trade receivables from provisional concentrate sales, net of fair value adjustment	$2,457	$-	$2,457	$-
Long-term investments - common shares held	40,801	40,801	-	-
Long-term investments - warrants held	-	-	-	-
	$43,258	$40,801	$2,457	$-

The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of silver and gold until the date of final settlement (Note 5).  As such, these receivables and / or liabilities are classified within Level 2 of the fair value hierarchy.

SILVER WHEATON 2014 SECOND QUARTER REPORT [46]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

The fair value of the Company’s long-term investments in warrants held that do not have a quoted market price is determined by using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.  The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

Cash and cash equivalents are reported at amortized cost.  Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity.  Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 12) is reported at amortized cost using the effective interest method.  The carrying value of the bank debt approximates its fair value.

5.	Revenue1

	Three Months Ended June 30				Six Months Ended June 30
(in thousands)	2014		2013		2014		2013
Sales
Silver
Silver credit sales	$76,410	52%	$94,224	56%	$181,002	57%	$237,006	64%
Concentrate sales	27,130	18%	24,661	15%	49,282	16%	59,777	16%
	$103,540	70%	$118,885	71%	$230,284	73%	$296,783	80%
Gold
Gold credit sales	$41,692	28%	$43,540	26%	$72,022	23%	$60,244	16%
Concentrate sales	3,338	2%	4,465	3%	11,643	4%	15,624	4%
	$45,030	30%	$48,005	29%	$83,665	27%	$75,868	20%
Total sales revenue	$148,570	100%	$166,890	100%	$313,949	100%	$372,651	100%

Silver and Gold Credit Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers.  Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker.  The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter.  No forward contracts were outstanding at June 30, 2014 or June 30, 2013.  The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

1
Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 SECOND QUARTER REPORT [47]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

Concentrate Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders.  Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At June 30, 2014, the Company had outstanding provisionally priced sales of $8.0 million (December 31, 2013 - $6.6 million) where the quotational period pricing was estimated based on the forward price for silver.  These sales consisted of 0.4 million ounces of silver (December 31, 2013 - 0.3 million ounces of silver) which had a fair value gain adjustment of approximately $0.7 million (December 31, 2013 - fair value gain adjustment of approximately $0.2 million) associated with the embedded derivative. For each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $4,100 (December 31, 2013 - $3,400).

6.	General and Administrative

		Three Months Ended June 30		Six Months Ended June 30
(in thousands)	Note	2014	2013	2014	2013
Salaries and benefits
Salaries and benefits, excluding PSUs		$3,329	$2,993	$6,753	$5,896
PSUs	15.1	1,444	(95)	2,489	119
Total salaries and benefits		$4,773	$2,898	$9,242	$6,015
Depreciation		66	55	133	105
Charitable donations		650	472	1,296	1,561
Professional fees		585	926	1,127	3,020
Other		2,267	2,150	4,471	4,222
Cash settled general and administrative		$8,341	$6,501	$16,269	$14,923
Equity settled stock based compensation (a non-cash expense)		2,034	2,375	4,216	3,845
Total general and administrative		$10,375	$8,876	$20,485	$18,768

SILVER WHEATON 2014 SECOND QUARTER REPORT [48]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

7.	Other Expense (Income)

		Three Months Ended June 30		Six Months Ended June 30
(in thousands)	Note	2014	2013	2014	2013
Dividend income		$(57)	$(56)	$(114)	$(113)
Interest income		(17)	(7)	(45)	(181)
Stand-by fees	12	723	685	1,437	1,376
Loss on fair value adjustment of share purchase warrants held	9	-	1,364	-	2,694
Amortization of credit facility origination fees - undrawn facilities	12	257	423	508	1,428
Write off of credit facility origination fees upon the cancellation of the Bridge Facility	12	-	4,490	-	4,490
Other		27	27	56	77
Total other expense (income)		$933	$6,926	$1,842	$9,771

8.	Accounts Receivable

		June 30	December 31
(in thousands)	Note	2014	2013
Trade receivables from provisional concentrate sales, net of fair value adjustment	5	$3,350	$2,457
Other receivables		4,561	2,162
Total accounts receivable		$7,911	$4,619

SILVER WHEATON 2014 SECOND QUARTER REPORT [49]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

9.	Long-Term Investments

	June 30	December 31
(in thousands)	2014	2013
Common shares held	$68,038	$40,801
Warrants held	-	-
	$68,038	$40,801

Common Shares Held

	Jun 30, 2014	Three Months Ended Jun 30, 2014	Six Months Ended Jun 30, 2014	Dec 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Gains Included in OCI		Fair Value
Bear Creek	$ 37,273	$ 15,072	$ 19,065	$ 18,208
Revett	5,446	1,190	1,620	3,827
Sabina	9,534	1,278	1,504	8,030
Other	15,785	1,552	5,047	10,736
	$ 68,038	$ 19,092	$ 27,236	$ 40,801

	Jun 30, 2013	Three Months Ended Jun 30, 2013	Six Months Ended Jun 30, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI
Bear Creek	$ 21,451	$ (14,988)	$ (22,679)
Revett	3,520	(8,243)	(11,304)
Sabina	10,908	(10,865)	(20,256)
Other	12,430	(10,894)	(16,135)
	$ 48,309	$ (44,990)	$ (70,374)

SILVER WHEATON 2014 SECOND QUARTER REPORT [50]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

Warrants Held

	Jun 30, 2014	Three Months Ended Jun 30, 2014	Six Months Ended Jun 30, 2014	Dec 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings		Fair Value
Warrants held	$ -	$ -	$ -	$ -

	Jun 30, 2013	Three Months Ended Jun 30, 2013	Six Months Ended Jun 30, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings
Warrants held	$ -	$ (1,364)	$ (2,694)

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Expense (Income).  Warrants that do not have a quoted market price have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

SILVER WHEATON 2014 SECOND QUARTER REPORT [51]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

10.	Silver and Gold Interests

June 30, 2014
Cost				Accumulated Depletion			Carrying Amount Jun 30, 2014
(in thousands)	Balance Jan 1, 2014	Additions	Balance Jun 30, 2014	Balance Jan 1, 2014	Depletion	Balance Jun 30, 2014
Silver interests
San Dimas	$190,331	$-	$190,331	$(32,839)	$(2,218)	$(35,057)	$155,274
Yauliyacu	285,292	-	285,292	(78,015)	(7,157)	(85,172)	200,120
Peñasquito	524,626	-	524,626	(52,337)	(11,309)	(63,646)	460,980
Barrick ¹	641,155	4,819	645,974	(40,048)	(2,127)	(42,175)	603,799
Other ²	690,182	127,029	817,211	(140,255)	(13,032)	(153,287)	663,924
	$2,331,586	$131,848	$2,463,434	$(343,494)	$(35,843)	$(379,337)	$2,084,097
Gold interests
777	$354,459	$-	$354,459	$(74,433)	$(16,365)	(90,798)	$263,661
Sudbury	623,864	-	623,864	(14,410)	(11,441)	(25,851)	598,013
Salobo	1,330,311	-	1,330,311	(7,828)	(10,375)	(18,203)	1,312,108
Other ³	47,976	151	48,127	(19,547)	(1,112)	(20,659)	27,468
	$2,356,610	$151	$2,356,761	$(116,218)	$(39,293)	$(155,511)	$2,201,250
	$4,688,196	$131,999	$4,820,195	$(459,712)	$(75,136)	$(534,848)	$4,285,347

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Loma de La Plata, Constancia and Rosemont silver interests.
3)	Comprised of the Minto, Constancia and Rosemont gold interests.

SILVER WHEATON 2014 SECOND QUARTER REPORT [52]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

December 31, 2013
Cost				Accumulated Depletion			Carrying Amount Dec 31, 2013
(in thousands)	Balance Jan 1, 2013	Additions	Balance Dec 31, 2013	Balance Jan 1, 2013	Depletion	Balance Dec 31, 2013
Silver interests
San Dimas	$190,331	$-	$190,331	$(27,395)	$(5,444)	$(32,839)	$157,492
Yauliyacu	285,292	-	285,292	(69,997)	(8,018)	(78,015)	207,277
Peñasquito	524,626	-	524,626	(37,354)	(14,983)	(52,337)	472,289
Barrick ¹	631,223	9,932	641,155	(33,487)	(6,561)	(40,048)	601,107
Other ²	563,114	127,068	690,182	(108,437)	(31,818)	(140,255)	549,927
	$2,194,586	$137,000	$2,331,586	$(276,670)	$(66,824)	$(343,494)	$1,988,092
Gold interests
777	$354,454	$5	$354,459	$(21,722)	$(52,711)	$(74,433)	$280,026
Sudbury	-	623,864	623,864	-	(14,410)	(14,410)	609,454
Salobo	-	1,330,311	1,330,311	-	(7,828)	(7,828)	1,322,483
Other ³	47,774	202	47,976	(17,188)	(2,359)	(19,547)	28,429
	$402,228	$1,954,382	$2,356,610	$(38,910)	$(77,308)	$(116,218)	$2,240,392
	$2,596,814	$2,091,382	$4,688,196	$(315,580)	$(144,132)	$(459,712)	$4,228,484

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Constancia, Loma de La Plata and Rosemont silver interests.
3)	Comprised of the Minto, Constancia and Rosemont gold interests.

SILVER WHEATON 2014 SECOND QUARTER REPORT [53]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine.  The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	June 30, 2014			December 31, 2013
(in thousands)	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Silver interests
San Dimas	$37,422	$117,852	$155,274	$26,842	$130,650	$157,492
Yauliyacu	63,695	136,425	200,120	45,229	162,048	207,277
Peñasquito	269,916	191,064	460,980	408,420	63,869	472,289
Barrick 1, 2	14,789	589,010	603,799	10,356	590,751	601,107
Other 3	203,806	460,118	663,924	209,395	340,532	549,927
	$589,628	$1,494,469	$2,084,097	$700,242	$1,287,850	$1,988,092
Gold interests
777	$220,683	$42,978	$263,661	$231,925	$48,101	$280,026
Sudbury	488,481	109,532	598,013	421,512	187,942	609,454
Salobo	971,759	340,349	1,312,108	971,504	350,979	1,322,483
Other 4	19,664	7,804	27,468	20,570	7,859	28,429
	$1,700,587	$500,663	$2,201,250	$1,645,511	$594,881	$2,240,392
	$2,290,215	$1,995,132	$4,285,347	$2,345,753	$1,882,731	$4,228,484

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero silver interests.
3)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Loma de La Plata, Constancia and Rosemont silver interests.
4)	Comprised of the Minto, Constancia and Rosemont gold interests.

11.	Early Deposit – Gold Interest

On November 11, 2013, the Company entered into a life of mine early deposit precious metal purchase agreement (the “Early Deposit Agreement”) to acquire from Sandspring Resources Ltd. (“Sandspring”) an amount of gold equal to 10% of the gold production from its Toroparu project located in the Republic of Guyana, South America.  Silver Wheaton will pay Sandspring total cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million to be payable on an installment basis to partially fund construction of the mine.  Under the Early Deposit Agreement, there will be a 90 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, where Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the early deposit of $11.5 million (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

SILVER WHEATON 2014 SECOND QUARTER REPORT [54]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

12.	Bank Debt

	June 30, 2014
(in thousands)	NRT Loan	Revolving Facility ¹	Total

Current portion	$-	$-	$-
Long-term portion	1,000,000	-	1,000,000
Gross bank debt outstanding	$1,000,000	$-	$1,000,000
Less: unamortized debt issue costs²	(2,010)	-	(2,010)
Net bank debt outstanding	$997,990	$-	$997,990
Three months ended June 30, 2014:
Interest capitalized during the period	$3,716	$-	$3,716
Interest expensed during the period	591	-	591
Total interest incurred during the period	$4,307³	$-	$4,307
Effective interest rate	1.70%	n/a	1.70%
Six months ended June 30, 2014:
Interest capitalized during the period	$6,848	$-	$6,848
Interest expensed during the period	1,699	-	1,699
Total interest incurred during the period	$8,547³	$-	$8,547
Effective interest rate	1.70%	n/a	1.70%

1)	The Company incurred stand-by fees of $0.7 million and $1.4 million related to the undrawn portion of the Revolving Facility during the three and six months ended June 30, 2014, respectively.
2)
In addition to the $2.0 million unamortized debt issue costs associated with the NRT Loan, there is $3.7 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as an asset under the classification Other.

3)	Interest costs incurred under the NRT Loan during the three and six months ended June 30, 2014 includes the amortization of debt issue costs in the amount of $259,000 and $473,000, respectively.

SILVER WHEATON 2014 SECOND QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

	December 31, 2013
(in thousands)	Term Loan	NRT Loan	Revolving Facility	Bridge Facility	Total

Current portion	$-	$-	$-	$-	$-
Long-term portion	-	1,000,000	-	-	1,000,000
Gross bank debt outstanding	$-	$1,000,000	$-	$-	$1,000,000
Less: unamortized debt issue costs¹	-	(1,864)	-	-	(1,864)
Net bank debt outstanding	$-	$998,136	$-	$-	$998,136
Three months ended June 30, 2013:
Interest capitalized during the period	$-	$972	$41	$3,637	$4,650
Interest expensed during the period	-	603	884	1,038	2,525
Total interest incurred during the period	$-	$1,575²	$925³	$4,6754	$7,175
Effective interest rate	0.00%	1.72%	1.96%	3.49%	2.63%
Six months ended June 30, 2013:
Interest capitalized during the period	$75	$972	$41	$4,425	$5,513
Interest expensed during the period	-	603	884	1,718	3,205
Total interest incurred during the period	$75	$1,575²	$925³	$6,143⁴	$8,718
Effective interest rate	1.11%	1.72%	1.96%	3.16%	2.56%

1)
In addition to the $1.9 million unamortized debt issue costs associated with the NRT Loan, there is $4.2 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as an asset under the classification Other.

2)	Interest costs incurred under the NRT Loan during the three and six months ended June 30, 2013 includes the amortization of debt issue costs in the amount of $68,000.
3)	Interest costs incurred under the Revolving Facility during the three and six months ended June 30, 2013 includes the amortization of debt issue costs in the amount of $47,000.
4)
Interest costs incurred under the Bridge Facility during the three and six months ended June 30, 2013 includes the amortization of debt issue costs in the amount of $658,000 and $973,000, respectively, in addition to a funding fee of $1.5 million, with the latter representing 0.25% of the outstanding amount under the Bridge Facility at April 30, 2013.

On February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion revolving credit facility having a 5-year term (the “Revolving Facility”); and (ii) a $1.5 billion bridge financing facility having a 1-year term (the “Bridge Facility”).  The Revolving Facility and Bridge Facility replaced the $400 million revolving term loan and the $200 million non-revolving term loan (the “Term Loan”), with the Company repaying the $50.1 million outstanding balance on the Term Loan during the three months ended March 31, 2013.  The Company paid upfront costs of $11.7 million in connection with these new facilities which have been recorded as an asset under the classification Other and are being amortized over the life of the respective credit facility.

On March 11, 2013, the Company made a drawdown on the Bridge Facility of $1.09 billion to partially fund the upfront cash payment on the acquisition of the Sudbury and Salobo gold interests.  On April 8, 2013, the Company elected to reduce the amount available under the Bridge Facility to the then outstanding balance of $1.09 billion.  On April 29, 2013, the Company made a drawdown of $500 million under the Revolving Facility, using the proceeds to partially repay the amounts outstanding under the Bridge Facility, with a further repayment of $30 million being made under the Bridge Facility on May 10, 2013.

On May 28, 2013, the Company entered into a $1 billion non-revolving term loan ("NRT Loan") with a 3-year term.  On March 31, 2014, with the unanimous consent of lenders the term of the NRT loan was extended by one year.

The NRT Loan has been presented net of unamortized transaction costs in the amount of $2.0 million.  The transaction costs are being amortized as a component of interest over the life of the facility.

The Revolving Facility can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

SILVER WHEATON 2014 SECOND QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

At the Company’s option, amounts drawn under the Revolving Facility and the NRT Loan incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20% or; (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%.   Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company’s leverage ratio.

Under the credit facilities, the Company is required to maintain a leverage ratio less than or equal to 3.5:1 (4.5:1 during the six month period following any acquisition greater than $400 million) and a tangible net worth greater than 80% of the tangible net worth at September 30, 2012 plus 50% of the positive net earnings for each fiscal quarter thereafter.

The Company is in compliance with the debt covenants described above.

The Company’s bank debt is classified as a financial liability and reported at amortized cost using the effective interest method.

The required principal payments under the NRT Loan and the Revolving Facility over the remaining terms are as follows:

Fiscal Year	NRT Loan	Revolving Facility	Total

2014	$-	$-	$-
2015	-	-	-
2016	-	-	-
2017	1,000,000	-	1,000,000
2018	-	-	-
	$1,000,000	$-	$1,000,000

SILVER WHEATON 2014 SECOND QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

13.	Issued Capital

		June 30	December 31
(US dollars in thousands)	Note	2014	2013
Issued capital
Share capital issued and outstanding: 358,042,702 common shares (December 31, 2013: 357,396,778 common shares)	13.1	$1,890,102	$1,879,475

13.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series.  As at June 30, 2014, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2013 to June 30, 2014 is presented below:

	Number of Shares	Weighted Average Price
At January 1, 2013	354,375,852
Share purchase options exercised ¹	67,250	Cdn$15.55
Share purchase warrants exercised ¹	148,750	US$20.00
Restricted share units released ¹	18,999	$0.00
At March 31, 2013	354,610,851
Share purchase options exercised ¹	309,250	Cdn$16.16
Share purchase warrants exercised ¹	351	US$20.00
At June 30, 2013	354,920,452
Share purchase options exercised ¹	38,633	Cdn$11.76
Share purchase warrants exercised ¹	2,437,693	US$20.00
At December 31, 2013	357,396,778
Share purchase options exercised ¹	1,666	Cdn$9.08
Restricted share units released ¹	22,088	$0.00
At March 31, 2014	357,420,532
Share purchase options exercised ¹	359,798	Cdn$11.12
Dividend reinvestment plan ²	262,372	US$20.06
At June 30, 2014	358,042,702

1)	The weighted average price of share purchase options exercised, share purchase warrants exercised and restricted share units released represents the respective exercise price.

2)
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares.  The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 3%.

SILVER WHEATON 2014 SECOND QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

13.2.	Dividends Declared

During the three months ended June 30, 2014, the Company declared and paid dividends to its shareholders in the amount of $0.07 per common share for total dividends of $25.0 million, with the payment being comprised of $19.7 million in cash and $5.3 million in common shares issued, with the Company issuing 262,372 common shares under the Company’s dividend reinvestment plan (six months - $0.14 per common share for total dividends of $50.1 million, all of which was paid during the three months ended June 30, 2014, with the payment being comprised of $44.8 million in cash and $5.3 million in common shares issued under the Company’s dividend reinvestment plan).  For the comparable period in 2013, the Company declared and paid dividends to its shareholders in the amount of $0.12 per common share for total dividends of $42.6 million (six months - $0.26 per common share for total dividends of $92.2 million, all of which was paid during the three months ended June 30, 2013).

14.	Reserves

	Note	June 30	December 31
(in thousands)		2014	2013
Reserves
Share purchase warrants	14.1	$53,717	$53,717
Share purchase options	14.2	22,008	19,443
Restricted share units	14.3	2,816	2,833
Long-term investment revaluation reserve, net of tax	14.4	(74,915)	(101,611)
Total reserves		$3,626	$(25,618)

14.1.	Share Purchase Warrants

A continuity schedule of the Company’s share purchase warrants (“warrants”) from January 1, 2013 to June 30, 2014 is presented below:

	Warrants Outstanding	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
At January 1, 2013	2,619,340	$20.00	1.00	$7,201
Issued	10,000,000	65.00	1.00	53,572
Exercised	(148,750)	20.00	1.00	(406)
At March 31, 2013	12,470,590	$20.00	1.00	$60,367
Exercised	(2,438,044)	20.00	1.00	(6,650)
Expired	(32,546)	20.00	1.00	-
At December 31, 2013 and June 30, 2014	10,000,000	$65.00	1.00	$53,717

The warrants with an exercise price of $20.00, which traded on the TSX under the symbol SLW.WT.U, expired on September 5, 2013.

In connection with the Company’s acquisition of the Sudbury gold purchase agreement, on February 28, 2013, the Company issued to Vale warrants to purchase 10 million shares of Silver Wheaton common stock at an exercise price of $65 per warrant.  The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model.

Each warrant entitles the holder the right to purchase one of the Company’s common shares.

SILVER WHEATON 2014 SECOND QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

14.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted for five years.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Silver Wheaton on exercise.  No amounts are paid or payable by the recipient on receipt of the option.  The options do not carry rights to dividends or voting rights.  Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock price volatility; historical data has been considered in setting the assumptions.  Expected volatility is determined by considering the trailing 30-month historic average share price volatility.  The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Black-Scholes weighted average assumptions
Grant date share price and exercise price	n/a	Cdn$23.80	Cdn$26.07	Cdn$31.39
Expected dividend yield	n/a	1.60%	1.18%	1.12%
Expected volatility	n/a	40%	40%	40%
Risk-free interest rate	n/a	1.09%	1.15%	1.06%
Expected option life, in years	n/a	2.5	2.5	2.5
Weighted average fair value per option granted	n/a	Cdn$5.53	Cdn$6.24	Cdn$7.52

SILVER WHEATON 2014 SECOND QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

A continuity schedule of the Company’s share purchase options reserve from January 1, 2013 to June 30, 2014 is presented below:

(in thousands)	Share Purchase Options Reserve
At January 1, 2013	$ 14,050
Recognition of fair value of share purchase options issued	1,276
Share purchase options exercised	(320)
At March 31, 2013	$ 15,006
Recognition of fair value of share purchase options issued	2,132
Share purchase options exercised	(1,592)
At June 30, 2013	$ 15,546
Recognition of fair value of share purchase options issued	4,046
Share purchase options exercised	(149)
At December 31, 2013	$ 19,443
Recognition of fair value of share purchase options issued	1,925
Share purchase options exercised	(4)
At March 31, 2014	$ 21,364
Recognition of fair value of share purchase options issued	1,787
Share purchase options exercised	(1,143)
At June 30, 2014	$ 22,008

During the three months ended June 30, 2014, no share purchase options were issued by the Company (six months - 1,098,000 share purchase options with a weighted average exercise price of Cdn$26.07 per option and a fair value of $6.1 million, or Cdn$6.24 per option).  For the comparable period in 2013, the Company issued 73,000 share purchase options with a weighted average exercise price of Cdn$23.80 and a fair value of $0.4 million or Cdn$5.53 per option (six months - 1,193,000 share purchase options with a weighted average exercise price of Cdn$31.39 per option and a fair value of $8.8 million, or Cdn$7.52 per option).

Equity settled stock based compensation expense during the three and six months ended June 30, 2014 included the recognition of $1.8 million and $3.7 million, respectively, of the fair value of the share purchase options issued, compared to $2.1 million and $3.4 million during the comparable periods in 2013.

At June 30, 2014, there were 3,723,298 share purchase options outstanding with a weighted average exercise price of Cdn$28.28 per option.  For the comparable period in 2013, there were 3,140,395 share purchase options outstanding with a weighted average exercise price of Cdn$27.71 per option.

SILVER WHEATON 2014 SECOND QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2013 to June 30, 2014 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
At January 1, 2013	2,331,695	Cdn$23.91
Granted (fair value - $8.4 million or Cdn$7.65 per option)	1,120,000	31.88
Exercised	(67,250)	15.55
Forfeited	(5,800)	35.15
At March 31, 2013	3,378,645	Cdn$26.69
Granted (fair value - $0.4 million or Cdn$5.53 per option)	73,000	23.80
Exercised	(309,250)	16.16
Forfeited	(2,000)	37.88
At June 30, 2013	3,140,395	Cdn$27.71
Granted (fair value - $0.1 million or Cdn$6.19 per option)	20,000	24.21
Exercised	(38,633)	11.76
Expired	(92,000)	41.58
At December 31, 2013	3,029,762	Cdn$27.28
Granted (fair value - $6.1 million or Cdn$6.24 per option)	1,098,000	26.07
Exercised	(1,666)	9.08
At March 31, 2014	4,126,096	Cdn$26.75
Exercised	(359,798)	11.12
Forfeited	(43,000)	33.95
At June 30, 2014	3,723,298	Cdn$28.28

As it relates to share purchase options, during the three months ended June 30, 2014, the weighted average share price at the time of exercise was Cdn$23.91 per share (six months - Cdn$23.92 per share), as compared to Cdn$27.18 per share (six months - Cdn$28.68 per share) during the comparable period in 2013.

14.3.	Restricted Share Units (“RSUs”)

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date.  This cash payment is reflected as a component of net earnings under the classification General and Administrative.

SILVER WHEATON 2014 SECOND QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

A continuity schedule of the Company’s restricted share units reserve from January 1, 2013 to June 30, 2014 is presented below:

(in thousands)	Restricted Share Units Reserve
At January 1, 2013	$ 2,553
Recognition of fair value of RSUs issued	194
Restricted share units released	(655)
At March 31, 2013	$ 2,092
Recognition of fair value of RSUs issued	243
At June 30, 2013	$ 2,335
Recognition of fair value of RSUs issued	498
At December 31, 2013	$ 2,833
Recognition of fair value of RSUs issued	257
Restricted share units released	(521)
At March 31, 2014	$ 2,569
Recognition of fair value of RSUs issued	247
At June 30, 2014	$ 2,816

During the three months ended June 30, 2014, no RSUs were issued by the Company (six months - 38,000 RSUs with a fair value of $0.9 million or Cdn$26.07 per RSU).  For the same period in 2013, no RSUs were issued by the Company (six months - 33,500 RSUs with a fair value of $1.0 million or Cdn$31.88 per RSU).

Equity settled stock based compensation expense during the three and six months ended June 30, 2014 included the recognition of $0.2 million and $0.5 million, respectively, of the fair value of RSUs issued, compared to $0.3 million and $0.4 million during the comparable periods in 2013.

At June 30, 2014, there were 164,604 RSUs outstanding. For the comparable period in 2013, there were 144,692 RSUs outstanding.

14.4.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 9) are held for long-term strategic purposes and not for trading purposes.  Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings.  As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability.  To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced.  However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

SILVER WHEATON 2014 SECOND QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2013 to June 30, 2014 is presented below:

	Change in Fair Value due to:
(in thousands)	Share Price	Foreign Exchange	Tax Effect	Total
At January 1, 2013	$ (49,668)	$ 25,398	$ (1,244)	$ (25,514)
Unrealized loss on LTIs 1	(23,398)	(1,986)	-	(25,384)
Deferred income tax recovery	-	-	1,259	1,259
At March 31, 2013	$ (73,066)	$ 23,412	$ 15	$ (49,639)
Unrealized loss on LTIs 1	(43,297)	(1,693)	-	(44,990)
Deferred income tax recovery	-	-	525	525
At June 30, 2013	$(116,363)	$ 21,719	$ 540	$ (94,104)
Unrealized loss on LTIs 1	(7,381)	(126)	-	(7,507)
At December 31, 2013	$(123,744)	$ 21,593	$ 540	$(101,611)
Unrealized gain (loss) on LTIs 1	10,063	(1,919)	-	8,144
At March 31, 2014	$(113,681)	$ 19,674	$ 540	$ (93,467)
Unrealized gain on LTIs 1	16,771	2,321	-	19,092
Reallocate reserve to retained earnings	-	-	(540)	(540)
At June 30, 2014	$ (96,910)	$ 21,995	$ -	$ (74,915)

1)	LTI’s refers to long-term investments in common shares held.

15.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 14.2), restricted share units (Note 14.3) and performance share units (Note 15.1).  The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

15.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period.  The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the three months ended June 30, 2014, the Company did not issue any PSUs (six months - 267,250 PSUs).  For the comparable period of the previous year, the Company issued 3,000 PSUs (six months - 160,000 PSUs).

General and administrative expense during the three months ended June 30, 2014 included a $1.4 million accrual (six months - $2.5 million) related to the anticipated fair value of the PSUs issued using a performance factor ranging from 85% to 144%, compared to a $0.1 million cost recovery (six months - $0.1 million accrual) during the comparable period in 2013 using a performance factor ranging from 132% to 167%.

SILVER WHEATON 2014 SECOND QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2013 to June 30, 2014 is presented below:

Number of PSUs outstanding
At January 1, 2013	109,011
Granted	157,000
At March 31, 2013	266,011
Granted	3,000
Dividend equivalent participation	2,717
At June 30, 2013	271,728
Granted	3,000
Dividend equivalent participation	2,184
At December 31, 2013	276,912
Granted	267,250
Paid	(34,873)
Forfeited	(3,050)
At March 31, 2014	506,239
Paid	(3,621)
Dividend equivalent participation	3,154
At June 30, 2014	505,772

16.	Earnings Per Share (“EPS”) and Diluted Earnings Per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2014	2013	2014	2013
Basic weighted average number of shares outstanding	357,655	354,800	357,453	354,612
Effect of dilutive securities
Share purchase options	277	419	335	570
Share purchase warrants	-	440	-	792
Restricted share units	165	145	157	138
Diluted weighted average number of shares outstanding	358,097	355,804	357,945	356,112

SILVER WHEATON 2014 SECOND QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$24.40 (six months – Cdn$25.21), compared to Cdn$24.34 (six months – Cdn$29.09) for the comparable period in 2013.

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2014	2013	2014	2013
Share purchase options	3,253	2,200	3,038	2,040
Share purchase warrants	10,000	10,000	10,000	10,000
Total	13,253	12,200	13,038	12,040

17.	Supplemental Cash Flow Information

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2014	2013	2014	2013
Change in non-cash working capital
Accounts receivable	$(2,846)	$2,429	$(3,291)	$3,303
Accounts payable and accrued liabilities	1,192	1,233	(2,128)	(597)
Other	(599)	(935)	(966)	(1,089)
Total change in non-cash working capital	$(2,253)	$2,727	$(6,385)	$1,617

	June 30	December 31
(in thousands)	2014	2013
Cash and cash equivalents comprised of:
Cash	$139,199	$95,823
Cash equivalents	-	-
Total cash and cash equivalents	$139,199	$95,823

Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

SILVER WHEATON 2014 SECOND QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

18.	Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2014	2013	2014	2013
Current income tax expense related to foreign jurisdictions	$57	$31	$111	$74
Deferred income tax (recovery) expense
Origination and reversal of temporary differences	$(907)	$933	$(947)	$3,752
Write down of previously recognized temporary differences	-	698	-	2,118
	$(907)	$1,631	$(947)	$5,870
Income tax (recovery) expense recognized in net earnings	$(850)	$1,662	$(836)	$5,944

Income tax recognized in OCI is comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2014	2013	2014	2013
Deferred income tax recovery related to the losses on long-term investments - common shares held	$-	$(525)	$-	$(1,784)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2014	2013	2014	2013
Earnings before income taxes	$62,642	$72,779	$142,465	$210,482
Canadian federal and provincial income tax rates¹	26.00%	25.75%	26.00%	25.75%
Income tax expense based on above rates	$16,287	$18,741	$37,041	$54,199
Non-deductible portion of capital losses (non-taxable portion of capital gains)	-	176	-	347
Non-deductible stock based compensation and other	645	768	1,340	1,288
Differences in tax rates in foreign jurisdictions	(17,782)	(19,215)	(39,217)	(52,425)
Impact of tax rate changes	-	399	-	332
Change in unrecognized temporary differences	-	793	-	2,203
Income tax (recovery) expense	$(850)	$1,662	$(836)	$5,944

1)	The BC corporate tax rate increased from 10% to 11% on April 1, 2013, resulting in a statutory tax rate of 25.75% for 2013 and 26% for 2014.

The majority of the Company’s income generating activities, including the sale of silver and gold, is conducted by its 100% owned subsidiaries SW Caymans and, prior to 2013, SST Barbados.  SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of 0% and SST Barbados operated in Barbados and was subject to a statutory tax rate of between 0.5% and 2.5%.

SILVER WHEATON 2014 SECOND QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

The movement in deferred income tax assets and liabilities for the six months ended June 30, 2014 and the year ended December 31, 2013 is shown below:

	Six Months Ended June 30, 2014
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery Recognized In OCI	Recognized In Shareholders' Equity	Closing Balance
Deferred tax assets
Non-capital losses	$12,437	$1,364	$-	$-	$13,801
Financing fees	1,725	(175)	-	-	1,550
Other	1,333	391	-	-	1,724
Deferred tax liabilities
Interest capitalized for accounting	(84)	-	-	-	(84)
Silver and gold interests	(17,547)	(602)	-	-	(18,149)
Other	(55)	(30)	-	-	(85)
Total	$(2,191)	$948	$-	$-	$(1,243)

	Year Ended December 31, 2013
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery Recognized In OCI	Recognized In Shareholders' Equity	Closing Balance
Deferred tax assets
Non-capital losses	$9,419	$3,018	$-	$-	$12,437
Financing fees	1,279	446	-	-	1,725
Capital losses	2,304	(2,304)	-	-	-
Other	669	664	-	-	1,333
Deferred tax liabilities
Interest capitalized for accounting	(9,949)	9,865	-	-	(84)
Foreign exchange on debt	(268)	268	-	-	-
Long-term investments	(2,036)	252	1,784	-	-
Silver and gold interests	(10,668)	(6,879)	-	-	(17,547)
Other	-	(55)	-	-	(55)
Total	$(9,250)	$5,275	$1,784	$-	$(2,191)

SILVER WHEATON 2014 SECOND QUARTER REPORT [68]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

The recognized deferred income tax assets and liabilities are offset on the balance sheet.  Deferred income tax assets in Canada not recognized are shown below:

	June 30	December 31
	2014	2013
Capital losses	$8,747	$8,747
Unrealized losses on long-term investments	10,757	14,298
Total	$19,504	$23,045

SILVER WHEATON 2014 SECOND QUARTER REPORT [69]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

19.	Commitments and Contingencies1

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1, 2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	0%	$4.16	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% 4	0%	$4.16	n/a	20 years	23-Mar-06
Peñasquito	25%	0%	$4.05	n/a	Life of Mine	24-Jul-07
777	100%	100%/50% 5	$5.90 6	$400 6	Life of Mine	8-Aug-12
Salobo	0%	25%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	6 years 7	8-Sep-09
Pierina	100%	0%	$3.90	n/a	6 years 7	8-Sep-09
Veladero	100% 8	0%	$3.90	n/a	6 years 7	8-Sep-09
Other
Los Filos 3	100%	0%	$4.20	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.21	n/a	Life of Mine	8-Dec-04
Stratoni	100%	0%	$4.10	n/a	Life of Mine	23-Apr-07
Minto	100%	100% 9	$4.02	$309	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.20	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.10	n/a	50 years	5-Jun-07
Aljustrel	100% 10	0%	$4.06	n/a	50 years	5-Jun-07
Mineral Park	100%	0%	$3.94	n/a	Life of Mine	17-Mar-08
Campo Morado	75%	0%	$4.02	n/a	Life of Mine	13-May-08
Keno Hill	25%	0%	$3.90¹¹	n/a	Life of Mine	2-Oct-08
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a 12
Constancia	100%	50% 13	$5.90 6	$400 6	Life of Mine	8-Aug-12
Early Deposit
Toroparu	100%	10% 14	n/a	$400	Life of Mine	11-Nov-13

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp for a per ounce cash payment equal to that applicable under the Los Filos silver purchase agreement.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2014, representing the eight year anniversary, was 17.6 million ounces.

5)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

6)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
7)	The Company is committed to purchase silver production from the currently producing mines until December 31, 2016.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)	As part of an agreement with I'M SGPS dated July 16, 2014, Silver Wheaton agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine.
11)
In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District.  The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2014, and Silver Wheaton buying $5 million of Alexco shares if Alexco completes an offering of $10 million or more to fund the payment to Silver Wheaton.

12)	Terms of the agreement not yet finalized.
13)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
14)
During the 90 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the early deposit of $11.5 million (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

1
 Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 SECOND QUARTER REPORT [70]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2014	2015 - 2017	2018 - 2019	After 2019	Sub-Total		Total
Bank debt ¹	$-	$1,000,000	$-	$-	$1,000,000	$-	$1,000,000
Interest ²	7,239	42,354	-	-	49,593	-	49,593
Silver and gold interest payments ³
Rosemont ⁴	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Constancia	-	-	-	-	-	135,000	135,000
Toroparu	-	-	-	-	-	135,000	135,000
Operating leases	242	3,489	2,155	5,661	11,547	-	11,547
Total contractual obligations	$7,481	$1,045,843	$2,155	$5,661	$1,061,140	$533,550	$1,594,690

1)	At June 30, 2014, the Company had $1.0 billion outstanding on the NRT Loan and $Nil outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see Salobo section, below).
4)	Includes contingent transaction costs of $1.1 million.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta Resource Corporation, which, as of July 29, 2014, was 96% owned by Hudbay Minerals Inc. ("Hudbay"), total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American Silver Corp. (“Pan American”) into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Constancia

In connection with the Constancia precious metal purchase agreement, the Company is committed to pay Hudbay an additional payment of $135 million to be made once capital expenditures of $1.35 billion has been incurred at Constancia.  Silver Wheaton has the option to make this payment in either cash or Silver Wheaton shares, with the number of shares to be determined at the time the payment is made1.

Salobo

Vale has recently completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million if throughput capacity is expanded to 28 Mtpa by January 1, 2031 up to $400 million if throughput capacity is expanded to 40 Mtpa prior to January 1, 2021.

1
If Silver Wheaton shares are used, the agreement provides that the number of common shares will be calculated based on the volume weighted average trading price of the Company for the ten consecutive trading days immediately prior to the date the consideration is payable.

SILVER WHEATON 2014 SECOND QUARTER REPORT [71]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

Toroparu

In connection with the Toroparu early deposit precious metal purchase agreement, the Company is committed to pay Sandspring additional payments of $135 million on an installment basis to partially fund construction of the mine.  During the 90 day period following the delivery of the Feasibility Documentation, or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the early deposit of $11.5 million (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

Other 1

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit (the “CRA Audit”) by the Canada Revenue Agency (the “CRA”) of the Company’s international transactions covering the 2005 to 2010 taxation years, which is currently ongoing.  The Company has not received any notice of reassessment for the 2005 to 2010 taxation years in connection with the CRA Audit.  In the event that CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position.

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at August 13, 2014, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, or if CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

1
The assessment by management of the expected impact of the CRA Audit on the Company is “forward-looking information”. Statements in respect of the impact of the CRA Audit are based on the expectation that the Company will be successful in challenging any assessment by CRA. Statements in respect of the CRA Audit are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 SECOND QUARTER REPORT [72]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

20.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s CEO, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended June 30, 2014
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$23,775	$4,980	$973	$17,822	$18,794	$155,274
Yauliyacu	2,184	462	657	1,065	1,722	200,120
Peñasquito	38,366	7,929	5,830	24,607	30,437	460,980
Barrick 2	5,853	1,135	950	3,768	3,580	603,799
Other 3	33,362	7,184	7,448	18,730	25,189	663,924
	$103,540	$21,690	$15,858	$65,992	$79,722	$2,084,097
Gold
777	$17,621	$5,439	$11,188	$994	$12,181	$263,661
Sudbury	8,692	2,687	5,653	352	6,005	598,013
Salobo	15,379	4,761	5,497	5,121	10,618	1,312,108
Other 4	3,338	791	318	2,229	2,340	27,468
	$45,030	$13,678	$22,656	$8,696	$31,144	$2,201,250
Total silver and gold interests	$148,570	$35,368	$38,514	$74,688	$110,866	$4,285,347
Corporate
General and administrative				$(10,375)
Other				(821)
Total corporate				$(11,196)	$(8,323)	$236,248
Consolidated	$148,570	$35,368	$38,514	$63,492	$102,543	$4,521,595

1)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

4)	Comprised of the operating Minto gold interest and the non-operating Rosemont and Constancia gold interests.

SILVER WHEATON 2014 SECOND QUARTER REPORT [73]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

Three Months Ended June 30, 2013
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$27,319	$4,938	$974	$21,407	$22,381	$160,454
Yauliyacu	13,353	2,303	3,213	7,837	11,049	211,225
Peñasquito	24,690	4,252	2,809	17,629	20,438	480,588
Barrick 2	14,331	2,184	1,854	10,293	12,573	599,031
Other 3	39,192	7,590	8,536	23,066	34,369	564,642
	$118,885	$21,267	$17,386	$80,232	$100,810	$2,015,940
Gold
777	$33,872	$9,393	$18,824	$5,655	$24,479	$306,367
Sudbury	5,824	1,674	3,469	681	4,150	620,306
Salobo	3,844	1,117	1,290	1,437	2,727	1,328,717
Other 4	4,465	1,046	393	3,026	3,743	29,050
	48,005	13,230	$23,976	$10,799	$35,099	$2,284,440
Total silver and gold interests	$166,890	$34,497	$41,362	$91,031	$135,909	$4,300,380
Corporate
General and administrative				$(8,876)
Other				(11,038)
Total corporate				$(19,914)	$(10,651)	$95,632
Consolidated	$166,890	$34,497	$41,362	$71,117	$125,258	$4,396,012

1)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

4)	Comprised of the operating Minto gold interest and the non-operating Rosemont gold interest.

SILVER WHEATON 2014 SECOND QUARTER REPORT [74]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

Six Months Ended June 30, 2014
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$55,382	$11,356	$2,218	$41,808	$44,026	$155,274
Yauliyacu	24,350	4,981	7,157	12,212	19,368	200,120
Peñasquito	75,928	15,380	11,309	49,239	60,549	460,980
Barrick 2	13,260	2,542	2,127	8,591	10,345	603,799
Other 3	61,364	13,051	13,032	35,281	48,476	663,924
	$230,284	$47,310	$35,843	$147,131	$182,764	$2,084,097
Gold
777	$25,660	$7,957	$16,365	$1,338	$17,703	$263,661
Sudbury	17,504	5,439	11,441	624	12,066	598,013
Salobo	28,858	8,984	10,375	9,499	19,873	1,312,108
Other 4	11,643	2,766	1,112	7,765	8,227	27,468
	$83,665	$25,146	$39,293	$19,226	$57,869	$2,201,250
Total silver and gold interests	$313,949	$72,456	$75,136	$166,357	$240,633	$4,285,347
Corporate
General and administrative				$(20,485)
Other				(2,571)
Total corporate				$(23,056)	$(23,258)	$236,248
Consolidated	$313,949	$72,456	$75,136	$143,301	$217,375	$4,521,595

1)
Results for San Dimas include 750,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

4)	Comprised of the operating Minto gold interest and the non-operating Rosemont and Constancia gold interests.

SILVER WHEATON 2014 SECOND QUARTER REPORT [75]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

Six Months Ended June 30, 2013
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$81,222	$12,579	$2,482	$66,161	$68,643	$160,454
Yauliyacu	18,113	2,912	4,070	11,131	15,201	211,225
Peñasquito	68,264	10,117	6,684	51,463	58,147	480,588
Barrick 2	37,955	5,120	3,766	29,069	37,165	599,031
Other 3	91,229	14,814	15,611	60,804	80,058	564,642
	$296,783	$45,542	$32,613	$218,628	$259,214	$2,015,940
Gold
777	$49,244	$13,159	$26,370	$9,715	$32,113	$306,367
Sudbury	6,002	1,718	3,560	724	4,284	620,306
Salobo	4,998	1,405	1,624	1,969	3,593	1,328,717
Other 4	15,624	3,083	1,536	11,005	12,477	29,050
	$75,868	$19,365	$33,090	$23,413	$52,467	$2,284,440
Total silver and gold interests	$372,651	$64,907	$65,703	$242,041	$311,681	$4,300,380
Corporate
General and administrative				$(18,768)
Other				(18,735)
Total corporate				$(37,503)	$(20,811)	$95,632
Consolidated	$372,651	$64,907	$65,703	$204,538	$290,870	$4,396,012

1)
Results for San Dimas include 750,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

4)	Comprised of the operating Minto gold interest and the non-operating Rosemont gold interest.

SILVER WHEATON 2014 SECOND QUARTER REPORT [76]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

Geographic Segments

The Company’s geographical segments, which are based on the location of the mining operations to which the silver or gold interests relate, are summarized in the tables below:

	Sales		Carrying Amount at June 30, 2014
(in thousands)	Three Months Ended Jun 30, 2014	Six Months Ended Jun 30, 2014	Silver Interests	Gold Interests
North America
Canada	$33,006	$60,490	$135,712	$888,789
United States	847	1,680	37,717	-
Mexico	72,442	152,548	687,099	-
Europe
Greece	4,472	7,413	29,427	-
Portugal	4,627	8,235	29,379	-
Sweden	9,760	17,116	49,614	-
South America
Argentina / Chile 1	2,075	3,725	610,121	-
Brazil	15,379	28,858	-	1,312,108
Peru	5,962	33,884	505,028	353
Consolidated	$148,570	$313,949	$2,084,097	$2,201,250

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Sales		Carrying Amount At June 30, 2013
(in thousands)	Three Months Ended Jun 30, 2013	Six Months Ended Jun 30, 2013	Silver Interests	Gold Interests
North America
Canada	$51,680	$85,174	$144,272	$955,723
United States	3,030	6,687	38,272	-
Mexico	65,196	181,719	721,634	-
Europe
Greece	5,005	9,800	34,787	-
Portugal	3,724	10,001	31,173	-
Sweden	6,728	18,205	52,838	-
South America
Argentina / Chile 1	7,250	22,082	600,391	-
Brazil	3,844	4,998	-	1,328,717
Peru	20,433	33,985	392,573	-
Consolidated	$166,890	$372,651	$2,015,940	$2,284,440

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

SILVER WHEATON 2014 SECOND QUARTER REPORT [77]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2014 (US Dollars - Unaudited)

21.	Subsequent Events

Declaration of Dividend

On August 13, 2014, the Board of Directors declared a dividend in the amount of $0.06 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the previous four quarters operating cash flow.  This dividend is payable to shareholders of record on August 27, 2014 and is expected to be distributed on or about September 5, 2014.

Metates Royalty

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties from Chesapeake Gold Corp. (“Chesapeake”) for $9 million.  Under the terms of the agreement, at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (2/3) of the Royalty, or 1%, for the sum of $9 million.  The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

SILVER WHEATON 2014 SECOND QUARTER REPORT [78]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
SILVER WHEATON CORP.
Park Place, Suite 3150
666 Burrard Street
Vancouver, BC V6C 2X8
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
SILVER WHEATON (CAYMANS) LTD.
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
LAWRENCE BELL
GEORGE BRACK
JOHN BROUGH
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, CHAIRMAN
EDUARDO LUNA
WADE NESMITH
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President &
Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
Investor Relations

HAYTHAM HODALY
Senior Vice President,
Corporate Development

TRANSFER AGENT
CST TRUST COMPANY
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@canstockta.com

AUDITORS
DELOITTE LLP
Vancouver, BC

INVESTOR RELATIONS
PATRICK DROUIN
Senior Vice President, Investor Relations
T:      1 604 684 9648
TF:    1 800 380 8687
E:       info@silverwheaton.com

SILVER WHEATON CORP.
666 BURRARD STREET, SUITE 3150, VANCOUVER, BC V6C 2X8, CANADA
T: 1 604 684 9648    F: 1 604 684 3123    WWW.SILVERWHEATON.COM